                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                            REGENT BANCSHARES CORP.
                               (Name of Issuer)

                                 COMMON STOCK
                        (Title of Class of Securities)

                                   758924104
                                --------------
                                (CUSIP Number)

                                                   With Copies to:
Betsy Z. Cohen                                     J. Baur Whittlesey, Esquire
Chairman and Chief Executive Officer               Ledgewood Law Firm, P.C.
JeffBanks, Inc.                                    1521 Locust Street - 8th Fl.
1845 Walnut Street - 10th Floor                    Philadelphia, PA  19102
Philadelphia, PA  19103                            (215) 731-9450
(215) 861-7000

         (Name, Address and Telephone Number of Person Authorized to
                      Receive Notes and Communications)

                                 July 6, 1998
            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                                             Page 2 of 7 Pages

CUSIP No. 758924104

(1) Names of Reporting Persons; S.S. or I.R.S. Identification Nos. of Above Persons (entities only)

                              JeffBanks, Inc.     23-2189480
         ---------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)      [ ]
         (b)      [ ]

(3)      SEC USE ONLY
                      --------------------------------------------------------

(4)      Source of Funds (See Instructions)             OO
                                           -----------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
                               -----------------------------------------------

(6)      Citizenship or Place of Organization    Commonwealth of Pennsylvania
                                             ---------------------------------

Number of                  (7)      Sole Voting Power                 0
                                                              --------------
 Shares
Beneficially               (8)      Shared Voting Power             711,266(1)
                                                              --------------
 Owned By
 Each                      (9)      Sole Dispositive Power            0
                                                              --------------
Reporting
 Person                    (10)     Shared Dispositive Power          0
                                                              --------------
 With

(11)    Aggregate Amount Beneficially Owned by Each Reporting Person  711,266(2)
                                                                    -----------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

-------------------

(1) JBI has the sole right to vote these shares for approval of the Merger transaction referred to in Items 3 and 4 and for no other matter.

(2) The number of shares indicated does not include the shares purchasable by JBI upon exercise of an option issued to JBI on March 27, 1998 as described in Item 4. Prior to the exercise of the option, JBI is not entitled to any rights as a shareholder of Regent Bancshares Corp. ("RBC") in regard to the shares covered by the option. The option may only be exercised upon the occurrence of certain events referred to in
        Item 6, none of which has occurred as of the date hereof. JBI expressly disclaims beneficial ownership of any of the shares of RBC which are purchasable by JBI upon exercise of the option until such time as such events occur.


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                                                             Page 3 of 7 Pages




(13)    Percent of Class Represented by Amount in Row (11)        20.9%(3)
                                                          --------------------

(14)    Type of Reporting Person (See Instructions)                Co
                                                    --------------------------

Item 1.  Security and Issuer

         This statement relates to the Common Stock, par value $.10 per share of Regent Bancshares Corp. (the "Issuer" or "RBC").

         The principal executive offices of the Issuer are located at 1430 Walnut Street, Philadelphia, Pennsylvania 19102.

Item 2.  Identity and Background

         This statement is being filed by JeffBanks, Inc. ("JBI"). JBI is a corporation organized under the laws of the Commonwealth of Pennsylvania and is a registered bank holding company under the Bank Holding Company Act of 1956, as amended, which owns as its principal assets Jefferson Bank and Jefferson Bank of New Jersey. JBI's executive officers are located at 1845 Walnut Street, 10th Floor, Philadelphia, Pennsylvania, 19103.

         JBI has not during the last five years been (i) convicted in a criminal proceeding, or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         The irrevocable proxies to vote 711,266 shares of RBC Common Stock which are the subject of the Schedule 13D were issued to JBI in connection with the proposed merger of a limited purpose subsidiary of JBI with and into RBC, with RBC thereby becoming a wholly-owned subsidiary of JBI. No consideration apart from the merger consideration has been or will be paid for such proxies.

--------------------
(3) The percentage indicated represents the percentage of class attributed to the 711,266 shares of RBC for which JBI has received irrevocable proxies to vote as described in Item 3. It does not include the shares as to which JBI has an option to purchase upon the occurrence of certain events, as described in Item 6.








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                                                             Page 4 of 7 Pages



Item 4.  Purpose of Transaction

         On July 6, 1998, JBI received irrevocable proxies from the directors and officers of RBC and their affiliates who hold 711,266 shares of RBC Common Stock. The proxies authorized JBI to vote such shares at the Annual Meeting of RBC to be held July 8, 1998 in favor of approval and adoption of the Amended and Restated Agreement and Plan of Merger dated March 27, 1998 and effective March 18, 1998 (the "Merger Agreement") between RBC, JBI, Regent National Bank ("Regent"), Jefferson Bank and JeffBanks Acquisitioncorp V, Inc. ("JBI Merger Sub"), a wholly-owned subsidiary of JBI formed for the purpose of effectuating the merger with RBC. RBC, as part of the Merger Agreement, had undertaken to use its best efforts to obtain these proxies. The proxies were delivered to JBI to help assure JBI that the Merger Agreement would be approved by Regent Shareholders.

         Except as otherwise set forth in this Item 4 and Item 6 below, JBI has no present intent or proposal that relates to or would result in (i) the acquisition by any person of additional securities of the Issuer; or the disposition of securities of the Issuer; (ii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Act; (iii) or any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

         On July 6, 1998, JBI received from the directors and executive officers of RBC and their affiliates, irrevocable proxies representing 711,266 shares of RBC Common Stock. The receipt of such proxies gave JBI control of approximately 20.9% of the outstanding shares of RBC Common Stock.

         JBI has sole power to vote on behalf of all of the 711,266 shares, respecting the Merger Agreement.

         The Shares which are purchasable by JBI upon exercise of the Option (as defined in Item 6 below) are equal to approximately 19.9% of the outstanding RBC Shares on the purchase date. JBI expressly disclaims beneficial ownership of the Option Shares because the Option is exercisable only in the circumstances referred to in Item 6 below, none of which has occurred, as of this date. If the Option were exercised, JBI would have sole right to vote or to dispose of the Option shares issued as a result of such exercise.

         JBI has not been a party to any transaction in RBC Common Stock in the last 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Pursuant to the Merger Agreement and in consideration thereof, RBC granted an option to JBI (the "Option") to purchase, under certain conditions, up to that number of shares of RBC Common Stock as equals 19.9% of the issued and outstanding shares of RBC Common Stock at a purchase price of $14.39 per share (the "Purchase Price"), subject to adjustment in certain circumstances.


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                                                             Page 5 of 7 Pages


         The Option was issued to JBI pursuant to an Option Agreement, dated March 27, 1998 and effective as of March 18, 1998 (the "Option Agreement") which was incorporated into the Merger Agreement.

         The Option Agreement generally provides that JBI may exercise the Option, in whole or in part, if both an Initial Triggering Event and a Subsequent Triggering Event have occurred prior to the occurrence of an Exercise Termination Event, provided that written notice of such exercise is provided within 6 months following such Subsequent Triggering Event (or such later period as provided in the Option Agreement).

         The Initial Triggering Event is any one of the following events or transactions which occurs after March 18, 1998:

                  (i) RBC or Regent, without having received JBI's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (as defined in the Merger Agreement) with any person, or the RBC Board of Directors shall have recommended that the shareholders of RBC approve or accept any Acquisition Transaction other than as contemplated by the Merger Agreement;

                  (ii) any person, other than JBI or any of its subsidiaries, shall have acquired beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of RBC Common Stock;

                  (iii) the RBC shareholders shall have voted and failed to approve the Merger Agreement at the RBC Meeting, or the RBC Meeting shall not have been held in violation of the Merger Agreement or shall have been cancelled prior to termination of the Merger Agreement or if, prior to the RBC Meeting (or if the RBC Meeting shall not have been held or shall have been cancelled, prior to such termination), it shall have been publicly announced that any person shall have made, or disclosed an intention to make, a proposal to engage in an Acquisition Transaction;

                  (iv) the RBC Board of Directors shall have withdrawn or modified in any manner adverse in any respect to JBI its recommendation that RBC's shareholders approve and adopt the transactions contemplated by the Merger Agreement, or RBC or Regent shall have authorized, recommended or proposed an agreement to engage in an Acquisition Transaction with any person;

                  (v) any person other than JBI or any of its subsidiaries shall have made a proposal to RBC or its shareholders to engage in an Acquisition Transaction and such proposal shall have been publicly announced;

                  (vi) any person other than JBI or any of its subsidiaries shall have filed with the Commission a registration statement or tender offer materials with respect to a potential exchange or tender offer that would constitute an Acquisition Transaction;

                                                             Page 6 of 7 Pages

                  (vii) RBC shall have willfully breached any covenant or obligation contained in the Merger Agreement in anticipation of engaging in an Acquisition Transaction, and following such breach JBI would be entitled to terminate the Merger Agreement; or

                  (viii) any person shall have filed an application or notice with the Federal Reserve Board or other federal or state bank regulatory or antitrust authority for approval to engage in an Acquisition Transaction.

         A Subsequent Triggering Event is either of the following:

                  (i) the acquisition by any person (other than JBI or any subsidiary of JBI) of beneficial ownership of 25% or more of the then outstanding shares of RBC Common Stock; or

                  (ii) the occurrence of the Initial Triggering Event described in section (ii) above except that the percentage referred to therein is 25%.

         The Exercise Termination Event is any of:

                  (i) the Merger Effective Date, as defined in the Merger Agreement;

                  (ii) termination of the Merger Agreement in accordance with the provisions thereof if such termination occurs prior to the occurrence of an Initial Trigger Event, except a termination by JBI due to a willful breach of the Merger Agreement by RBC or due to the failure of the RBC Board of Directors to recommend approval and adoption of the Merger Agreement by RBC's shareholders (each, a "Listed Termination"); or

                  (iii) the passage of 18 months (or such longer period as provided in the Option Agreement) after termination of the Merger Agreement if such termination follows the occurrence of an Initial Triggering Event or is a Listed Termination.

         Upon the occurrence of certain events set forth in the Option Agreement, RBC may be required to repurchase the Option or the shares purchased under the Option Agreement. The terms of such repurchase obligations are set forth in the Option Agreement.

         A copy of the Merger Agreement, including the Option Agreement, is attached hereto, as Annex A and the foregoing summary, as well as the other information contained in this report, is qualified in its entirety by reference thereto.

         Other than the Merger Agreement, including as an Exhibit, the Option Agreement, there are no other contracts, arrangements, understandings or relationships among the persons named in Item 3 as parties to the Merger Agreement with respect to any securities of RBC.

Item 7.  Materials to be Filed as Exhibits

         A copy of the Merger Agreement, including the Option Agreement, is attached hereto as Annex A.

                                                             Page 7 of 7 Pages

                                  SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        JeffBanks, Inc.



                                        By:  /s/ Paul Frenkiel
                                           ---------------------------------
                                        Name:  Paul Frenkiel
                                        Title: Senior Vice-President -- Finance

July 6, 1998

                                     ANNEX A

                AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER


         AMENDED AND RESTATED AGREEMENT and PLAN OF MERGER, dated March 27, 1998 and effective as of March 18, 1998 (this "Plan"), by and among Regent Bancshares Corp. ("RBC"), Regent National Bank ("Regent"), JeffBanks, Inc. ("JBI"), JeffBanks Acquisitioncorp. V, Inc. ("JBI Merger Sub") and Jefferson Bank "Jefferson").

                                    RECITALS:

         A. RBC. RBC is a corporation duly organized and validly existing in good standing under the laws of the State of New Jersey with its principal executive offices located in Philadelphia, Pennsylvania. As of the date hereof, RBC's authorized capital stock consisted of 5,000,000 shares of Preferred Stock, par value $.10 per share ("Preferred Stock") and 10,000,000 shares of common stock, par value $.10 per share ("RBC Common Stock"), of which no shares of Preferred Stock and 3,409,203 shares of RBC Common Stock were outstanding.

         B. Regent. Regent is a national banking association duly organized and validly existing in good standing under the laws of the United States, with its principal executive offices located in Philadelphia, Pennsylvania. As of the date hereof, Regent's authorized capital stock consisted of 3,000,000 shares of common stock, par value $1.00 per share ("Regent Common Stock") of which 1,275,000 shares of Regent Common Stock were outstanding, all of which are owned by RBC.

         C. JBI. JBI is a corporation duly organized and validly existing in good standing under the laws of the Commonwealth of Pennsylvania with its principal executive offices located in Philadelphia, Pennsylvania. As of the date hereof, JBI's authorized capital stock consisted of 10,000,000 shares of common stock, par value $1.00 per share ("JBI Common Stock"), of which 5,038,251 shares of JBI Common Stock were outstanding.

         D. JBI Merger Sub. JBI Merger Sub is a corporation formed for the purpose of accomplishing the transactions contemplated by this Plan duly organized and validly existing in good standing under the laws of the Commonwealth of Pennsylvania with its principal executive offices located in Philadelphia, Pennsylvania. As of the date hereof, JBI Merger Sub's authorized capital stock consisted of 100 shares of Common Stock, par value $.01 per share ("JBI Merger Sub Common Stock"), of which 100 shares of JBI Merger Sub Common Stock were outstanding, all of which are owned by JBI.

         E. Merger Transaction. Pursuant to this Plan, the parties have agreed that JBI will acquire RBC and Regent by means of a merger of JBI Merger Sub with and into RBC (the "Merger") as a result of which RBC will become a direct wholly owned subsidiary of JBI and Regent will become a second-tier subsidiary of JBI (the "Acquisition"). Immediately following the Merger Effective Date (as hereinafter defined), JBI intends to merge RBC into JBI, with JBI being the surviving entity (collectively with the Merger, the "Merger Transaction"). Thereafter, JBI and RBC intend to merge Regent into Jefferson, with Jefferson being the surviving entity (the "Bank Merger").

         F. Stock Option Agreement. As a condition and inducement to JBI's willingness to enter into this Plan, concurrently with the execution and delivery of this Plan, RBC has executed and delivered a Stock Option Agreement with JBI (the "Stock Option Agreement") in substantially the form attached hereto as Exhibit A, pursuant to which RBC is granting to JBI an option to purchase, under certain circumstances, shares of RBC Common Stock.

         G. Intention of the Parties. It is the intention of the parties to this Plan that (i) the Merger shall be accounted for as a pooling of interests under generally accepted accounting principles, and (ii) the Merger Transaction and the Bank Merger shall qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code").

         H. Approvals. The Board of Directors of each of RBC, Regent, JBI, Jefferson and JBI Merger Sub has determined that this Plan and the transactions contemplated hereby and by the Stock Option Agreement are in their respective best interests and the best interests of their respective shareholders, and has approved, at meetings of each of such Boards of Directors, this Plan and, at the RBC and JBI Board meetings, the Stock Option Agreement.

         NOW, THEREFORE, In consideration of the mutual promises and obligations contained herein, the parties hereto, intending to be legally bound hereby, adopt and make this Plan and prescribe the terms and conditions hereof and the manner and basis of carrying it into effect, which shall be as follows:

                                 I. THE MERGER.

         1.01 The Merger. In the event that all of the conditions set forth in
Article VI hereof have been satisfied or waived:

         (A) The Continuing Corporation. On the Merger Effective Date, JBI Merger Sub shall merge with and into RBC, the separate existence of JBI Merger Sub shall cease and RBC (sometimes hereinafter referred to as the "Continuing Corporation") shall survive. The name of the Continuing Corporation shall be "JeffBanks Acquisitioncorp. V, Inc."

         (B) Effect of the Merger. At the Merger Effective Date, the Continuing Corporation shall be considered the same business and corporate entity as each of RBC and JBI Merger Sub, and thereupon and thereafter, all the property, rights, powers and franchises of each of RBC and JBI Merger Sub shall vest in the Continuing Corporation and the Continuing Corporation shall be subject to and be deemed to have assumed all of the debts, liabilities, obligations and duties of each of RBC and JBI Merger Sub and shall have succeeded to all of each of their relationships, fiduciary or otherwise, as fully and to the same extent as if such property rights, privileges, powers, franchises, debts, obligations, duties and relationships had been originally acquired, incurred or entered into the by Continuing Corporation.

         (C) Liabilities. Upon consummation of the Merger, the Continuing Corporation shall thenceforth be responsible and liable for all the liabilities, obligations and penalties of each of the corporations so merged. All rights of creditors and obligors and all liens on the property of each of JBI and RBC shall be preserved unimpaired.

         (D) Certificate of Incorporation; Bylaws; Directors; Officers. The Certificate of Incorporation and Bylaws of the Continuing Corporation shall be those of JBI Merger Sub, as in effect immediately prior to the Merger Effective Date in each case as amended as of the Merger Effective Date as provided in Exhibits B and C attached hereto. The directors and officers of JBI Merger Sub in office immediately prior to the Merger Effective Date shall be the directors and officers of the Continuing Corporation, together with such additional directors and officers as may thereafter be elected, who shall hold office until such time as their successors are elected and qualified or their earlier resignation, removal or death. On or before the Merger Effective Date, JBI shall cause the election or appointment of (i) Robert B. Goldstein, O. Francis Biondi and Barbara H. Teaford as additional directors of Jefferson, (ii) Robert B. Goldstein and John W. Rose as additional Class A directors of JBI and (iii) Robert B. Goldstein as Vice Chairman of JBI and President and Chief Operating Officer of Jefferson.

         1.02 Merger Effective Date; Closing. The Merger shall become effective upon the filing and acceptance of articles of merger by the Pennsylvania Department of State and the Secretary of State of the State of New Jersey (the "Merger Effective Date") which such articles of merger shall be filed within ten days after satisfaction of all conditions set forth in Article VI hereof, including, without limitation, the receipt of the regulatory approvals referred to in Paragraphs (B) and (C) of Section 6.02 hereof unless otherwise agreed to in writing by the parties hereto. All documents required by the terms of this Plan to be delivered at or prior to consummation of the Merger shall be exchanged by the parties at the times prescribed herein (the "Closing"), which shall be held on the Merger Effective Date at the offices of Jefferson, 1845 Walnut Street, Philadelphia, Pennsylvania 19103 (or at such other location as may be mutually agreed upon) at 10:00 a.m.

         1.03 Other Matters. Notwithstanding any term of this Plan to the contrary, JBI may, in its discretion at any time prior to the Merger Effective Date, designate a direct or indirect wholly-owned subsidiary to substitute for JBI Merger Sub as a constituent corporation in the Merger by written notice to RBC so long as the exercise of this right does not adversely affect the interests of the RBC shareholders, or cause a delay in consummation of the transactions contemplated herein. JBI shall also have the right to cause JBI Merger Sub or such substitute, to be the surviving corporation of the Merger, so long as the exercise of such right does not have an adverse effect on the interests of the holders of the capital stock of RBC, or cause a delay in, or otherwise adversely affect, consummation of the transactions described herein. Nothing in this Plan shall be deemed to restrict the ability of JBI or any of its subsidiaries to merge with or with and into another entity so long as no such other transaction shall adversely affect the parties' ability to consummate the Merger Transaction and the Bank Merger or cause a delay in, or otherwise adversely affect, consummation of the transactions contemplated herein, or adversely affect the qualification of the Merger Transaction and the Bank Merger as a "reorganization" under Section 368(a) of the Code.

                            II. MERGER CONSIDERATION.

         2.01 Merger Consideration. Subject to the provisions of this Plan, at the Merger Effective Date, automatically as a result of the Merger, and without any action on the part of any party or shareholder:

         (A) Outstanding JBI Common Stock. The shares of JBI Common Stock issued and outstanding immediately prior to the Merger Effective Date shall, on and after the Merger Effective Date, remain issued and outstanding shares of JBI Common Stock.

         (B) Outstanding RBC Common Stock. On the Merger Effective Date, each share of RBC Common Stock (excluding shares owned by RBC) issued and outstanding immediately prior to the Merger Effective Date shall, by virtue of the Merger, automatically and without any action on the part of the holder thereof, become and be converted into the right to receive .303 shares (the "Exchange Ratio") (subject to possible adjustment as set forth in Section 2.06 hereof) of JBI Common Stock (the "Merger Consideration"). Any shares of RBC Common Stock owned by RBC shall be canceled and retired upon the Merger Effective Date and no consideration shall be issued in exchange therefor.

         (C) Outstanding Shares of JBI Merger Sub. Each of the shares of JBI Merger Sub Common Stock issued and outstanding immediately prior to the Merger shall, by virtue of and after the Merger, be converted into one share of RBC Common Stock and thereafter shall collectively constitute all of the issued and outstanding shares of the capital stock of the Continuing Corporation.

         (D) Outstanding Shares of Regent. The shares of Regent Common Stock issued and outstanding immediately prior to the Merger shall, on and after the Merger, remain issued and outstanding shares of Regent Common Stock.

         2.02 Shareholder Rights; Stock Transfers. On the Merger Effective Date, holders of RBC Common Stock shall cease to be, and shall have no rights as, shareholders of RBC, other than to receive the Merger Consideration provided under Section 2.01 hereof and Section 2.03 hereof. After the Merger Effective Date, there shall be no transfers on the stock transfer books of JBI Merger Sub or the Continuing Corporation of the shares of RBC Common Stock which were issued and outstanding immediately prior to the Merger Effective Date.

         2.03 Fractional Shares. Notwithstanding any other provision hereof, no fractional shares of JBI Common Stock, and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger. Instead, JBI shall pay to each holder of RBC Common Stock who would otherwise be entitled to a fractional share of JBI Common Stock an amount in cash determined by multiplying such fractional share of JBI Common Stock by the Index Price (as hereinafter defined). As used herein, the term "Index Price" shall mean the average of the daily closing prices for JBI Common Stock on the Nasdaq National Market System ("Nasdaq NMS") for the 20 consecutive full trading days ending at the close of trading on the business day immediately prior to the Merger Effective Date.

         2.04 Exchange Procedures. As promptly as practicable after the Merger Effective Date, JBI shall send or cause to be sent to each shareholder of record of RBC immediately prior to the Merger Effective Date transmittal materials for use in exchanging such shareholder's certificates formerly representing RBC Common Stock ("Old Certificates") for the consideration set forth in Section 2.01(B) hereof and Section 2.03 hereof. The certificates representing the shares of JBI Common Stock ("New Certificates") issuable in exchange for the Old Certificates and any fractional share checks which an RBC shareholder shall be entitled to receive, and any dividends or other distributions paid on any shares of JBI Common Stock that such shareholder shall be entitled to receive prior to the delivery to Chase Mellon Securities Transfer Company (the "Exchange Agent") of Old Certificates representing all of such shareholder's shares of RBC Common Stock will be delivered to such shareholder only upon delivery to the Exchange Agent of Old Certificates representing all of such shares (or indemnity satisfactory to JBI and the Exchange Agent, in their judgement, if any of the certificates are lost, stolen or destroyed) owned by such shareholder. No interest will be paid on any such fractional share checks or dividends to which the holder of such shares shall be entitled to receive upon such delivery. After the Merger Effective Date, to the extent required by law, former shareholders of record of RBC shall be entitled to vote at any meeting of holders of JBI Common Stock the number of whole shares of JBI Common Stock into which their respective shares of RBC Common Stock are converted, regardless of whether such holders have exchanged their Old Certificates for New Certificates in accordance with the provisions of this Plan. Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto shall be liable to any former holder of RBC Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

         2.05 Options. Any valid option to purchase shares of RBC Common Stock (an "RBC Option"), outstanding and unexercised immediately prior to the Merger shall, by virtue of the Merger, automatically and without any action on the part of the holder thereof, become and be converted into an option (a "JBI Option") to purchase that number of shares of JBI Common Stock as shall equal the Exchange Ratio multiplied by that number of shares of RBC Common Stock which such option entitled the holder thereof to purchase (rounded to the nearest whole share), at an exercise price equal to the exercise price per share of the RBC Option divided by the Exchange Ratio (rounded to the nearest cent). JBI shall perform each such JBI Option in accordance with the terms of the plan or agreement by which it is evidenced, subject to the foregoing. The maximum number of shares of RBC Common Stock which are issuable upon exercise of the options referred to above, as of the date hereof, has been Previously Disclosed (as such term is defined in Section 8.08(C) hereof.

         2.06 Anti-Dilution Provisions. In the event that (i) JBI changes the number of shares of JBI Common Stock issued and outstanding prior to the Merger Effective Date as a result of a stock split, stock dividend, recapitalization, reclassification or other distribution with respect to the outstanding JBI Common Stock and the record date therefor shall be prior to the Merger Effective Date, or (ii) between the date hereof and the Merger Effective Date, JBI issues JBI Common Stock or securities convertible into or exchangeable for shares of JBI Common Stock, at a price per share of JBI Common Stock (or, with respect to securities convertible into or exchangeable for shares of JBI Common Stock at a conversion or exchange price per share) less than the market value per share of JBI Common Stock at the time of issuance or a binding agreement to issue such JBI Common Stock or such convertible or exchangeable securities is entered into, then the Exchange Ratio shall be proportionately adjusted effective upon the record date for any such event.

                          III. ACTIONS PENDING MERGER.

         3.01 Actions Pending Merger. From the date hereof until the Merger Effective

Date, except as expressly contemplated by this Plan, without the prior written consent or approval of the Chairman or President of JBI, RBC will not, and will cause Regent not to:

         (A) Dividends. Make, declare or pay any dividend or declare or make any distribution on, any shares of its capital stock or directly or indirectly combine, redeem, reclassify, purchase or otherwise acquire any shares of its capital stock.

         (B) Compensation; Employment Agreements. Enter into or amend any employment, severance or similar agreements or arrangements with, increase the rate of compensation or increase any employee benefit of (except normal individual increases in the ordinary course of business in accordance with existing policy consistent with current practice), or pay or agree to pay any bonus to, any of its directors, officers or employees, except in accordance with plans or agreements existing, as Previously Disclosed and as in effect on the date hereof.

         (C) Benefit Plans. Enter into or modify (except as may be required by applicable law or except in accordance with plans or agreements as Previously Disclosed and as in effect on the date hereof) any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance, or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or other employees, including without limitation taking any action that accelerates (i) the vesting or exercise of any benefits payable thereunder; or (ii) the right to exercise any employee stock options outstanding thereunder.

         (D) Acquisitions and Dispositions. Dispose of or discontinue any material portion of its assets, business or properties (except for the sale of foreclosed properties, or properties received in lieu of foreclosure, in the ordinary course of business, consistent with past practice and purchases and sales of investment securities consistent with current practice), or merge or consolidate with, or acquire all or any substantial portion of, the business or property of any other entity (except for properties received through, or in lieu of, foreclosure in the ordinary course of business, consistent with past practice).

         (E) Amendments. Amend its Certificate or Articles of Incorporation or Bylaws.

         (F) Actions in Ordinary Course. Take any other action or engage in any loan, deposit, investment or other transaction not in the usual, regular and ordinary course of business consistent with current practice, including, but not limited to, (i) significantly changing asset liability sensitivity, (ii) making loans, (iii) purchasing securities, (iv) entering into any material contract, except for this Plan and the Stock Option Agreement, to be performed after the date hereof, and (v) incurring any indebtedness for borrowed money, in each case in a manner not consistent with current practice.

         (G) Agreements. Agree or commit to do or take any of the foregoing actions.

                       IV. REPRESENTATIONS AND WARRANTIES.

Each of RBC and Regent hereby represents and warrants to JBI, Jefferson and JBI Merger Sub, and each of JBI, JBI Merger Sub and Jefferson hereby represents and warrants to RBC and Regent as follows:

         (A) Recitals. The facts set forth in the Recitals of this Plan with respect to it are true and correct.

         (B) Capital Shares. The outstanding shares of it are validly issued and outstanding, fully paid and nonassessable, and subject to no preemptive rights.

         (C) Qualification. It is duly qualified to do business and is in good standing in the states of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified. It has the corporate power and authority to carry on its business as it is now being conducted and to own all its material properties and assets. It has in effect all federal, state and local authorizations, licenses and approvals necessary for it to own or lease its properties and assets and to carry on its business as it is now conducted.

         (D) Subsidiaries. Except as Previously Disclosed, in the case of RBC and Regent, it does not have any subsidiaries.

         (E) Authority. Subject to receipt of any necessary approval by its shareholders and the regulatory approvals referred to in Section 6.02 hereof, it has the corporate power and authority to execute, deliver and perform its obligations under this Plan and, in the case of RBC, the Stock Option Agreement, this Plan and, in the case of RBC, the Option Agreement has been authorized by all necessary corporate action by it and this Plan and, in the case of RBC, the Stock Option Agreement is a valid and binding agreement of it enforceable against it in accordance with its respective terms, subject to bankruptcy, insolvency, receivership, conservatorship and other laws of general applicability relating to or affecting creditors rights and to general equity principles.

         (F) No Conflict. The execution, delivery and performance of this Plan and, in the case of RBC, the Stock Option Agreement and the consummation of the transactions contemplated by this Plan and, in the case of RBC, the Stock Option Agreement will not constitute (i) a breach or violation of, or a default under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of it or of any of its subsidiaries or to which it or any of its subsidiaries or properties is subject or by which any of them are bound, which breach, violation or default is reasonably likely to have, either by itself or in the aggregate with one or more other events, occurrences or circumstances, a Material Adverse Effect (as such term is defined in Section 8.08(B) hereof), on it, or (ii) a breach or violation of, or a default under, its Certificate or Articles of Incorporation or Bylaws; and the consummation of the transactions contemplated by this Plan and, in the case of RBC, the Stock Option Agreement will not require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license or, except as Previously Disclosed, the consent or approval of any other party to any such agreement, indenture or instrument, other than the required approvals of applicable regulatory authorities referred to in Section 6.02 hereof.

         (G) Financial Reports and SEC Documents. Its Annual Reports on Form 10-K for the fiscal years ended December 31, 1996 and 1997, and all other reports, registration statements, definitive proxy statements or information statements filed or to be filed by it or any of its subsidiaries subsequent to December 31, 1996 under the Securities Act of 1933, as amended (together with the rules and regulations thereunder, the "Securities Act") or under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations thereunder, the "Exchange Act"), in the form filed, or to be filed, with the SEC (collectively, its "SEC Documents") (i) complied or will comply as to form in all material respects with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (ii) did not and will not, at the time of such filing, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading; and each of the balance sheets in or incorporated by into any such SEC Document (including the related notes and schedule thereto) fairly presents and will fairly present the financial position of the entity or entities to which it relates as of its date, and each of the statements of income and changes in shareholders' equity and cash flows or equivalent statements in such report and documents (including any related notes and schedules thereto) fairly presents and will fairly present the results of operations, changes in shareholders' equity and changes in cash flows, as the case may be, of the entity or entities to which it relates for the periods set forth therein, in each case in accordance with generally accepted accounting principles ("GAAP") consistently applied during the periods involved, except in each case as may be noted therein, subject to normal year-end audit adjustments in the case of unaudited statements.

         (H) Conduct of Business in Ordinary Course. Except as Previously Disclosed, since September 30, 1997, (i) it and each of its subsidiaries have conducted their respective businesses in the ordinary and usual course (excluding the incurrence of expenses related to this Plan and the transactions contemplated hereby) and (ii) no event has occurred which, either by itself or in the aggregate with one or more other events, occurrences or circumstances, is reasonably likely to have a Material Adverse Effect on it.

         (I) Litigation; Regulatory Action. Except as Previously Disclosed, no litigation, proceeding, or controversy before any court or governmental agency is pending which, either by itself or in the aggregate with one or more other events, occurrences or circumstances, is reasonably likely to have a Material Adverse Effect on it and, to the best of its knowledge, no such litigation, proceedings or controversy has been threatened; and except as Previously Disclosed, neither it nor any of its subsidiaries is a party to, or subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or has adopted any board resolution at the request of, any federal, state or other government, governmental agency or authority charged with the supervision or regulation of financial institutions or their holding companies or the issuance of securities or engaged in the insurance of deposits (including, without limitation, the Office of the Comptroller of the Currency (the "OCC"), the Pennsylvania Department of Banking, the Board of Governors of the Federal Reserve System (the "FRB") and the Federal Deposit Insurance Corporation (the "FDIC")) or the supervision or regulation of it or any of its subsidiaries or properties (collectively, the "Regulatory Authorities"); and except as Previously Disclosed, neither it nor any of its subsidiaries has been advised by any Regulatory Authority that such authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter or similar submission or any such resolutions. Since Regent received notification of its most recent CAMEL rating from the OCC, a copy of which has been furnished to JBI, there has been no change in such rating.

         (J) Compliance with Laws. Except as Previously Disclosed, it and each of its subsidiaries is in material compliance, in the conduct of its business, with all applicable federal, state and local statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act and all other applicable fair lending laws relating to discriminatory business practices; and, except as Previously Disclosed, it and each of its subsidiaries has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Regulatory Authorities that are required in order to permit them to conduct their businesses substantially as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to the best of its knowledge, no suspension or cancellation of any of them is threatened; and, except as Previously Disclosed, neither it nor any of its subsidiaries has received notification or communication from any Regulatory Authority (i) asserting that it or any of its subsidiaries is not in material compliance with any of the statutes, regulations, or ordinances which such Regulatory Authority enforces or (ii) threatening to revoke any license, franchise, permit, or governmental authorization or (iii) threatening or contemplating revocation or limitation of, or which would have the effect of revoking or limiting, federal deposit insurance (nor, to its knowledge, do any grounds for any of the foregoing exist).

         (K) Material Contracts. Except as Previously Disclosed and except for this Plan and the Stock Option Agreement, in the case of RBC and Regent only, it is not bound by any material contract to be performed after the date hereof.

         (L) Defaults. Except as Previously Disclosed, in the case of RBC and Regent only, neither it nor any of its subsidiaries is in default under any material contract, agreement, commitment, arrangement, lease, insurance policy, or other instrument to which it is a party, by which its respective assets, business, or operations may be bound or affected, or under which it or its respective assets, business, or operations receives benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default. Neither it nor any of its subsidiaries is subject to, or bound by, any contract containing covenants which (i) limit the ability of it or any subsidiary to compete in any material line of business or with any person, or (ii) involve any material restriction of geographical area in which, or method by which, it or any subsidiary may carry on its business (other than as may be required by law or any applicable Regulatory Authority).

         (M) Title to Properties. Except as Previously Disclosed, in the case of RBC and Regent only, it and each of its subsidiaries has good and marketable title, free and clear of any charge, mortgage, pledge, security interest, restriction, claim, lien or encumbrance ("Liens") (other than Liens for current taxes not yet delinquent, pledges to secure deposits or in the ordinary course of business consistent with past practice) to all of the properties and assets, tangible and intangible, owned by it or its subsidiaries. To the best of its knowledge, all buildings and all fixtures, equipment and other property and assets are held under valid leases or subleases by it or its subsidiaries enforceable in accordance with their respective terms (except as may be limited by bankruptcy, insolvency, receivership, conservatorship and other laws of general applicability relating to or affecting creditors rights or by general equity principles).

         (N) No Brokers. Except as Previously Disclosed in the case of RBC with respect to arrangements between Keefe, Bruyette & Woods, Inc. and RBC, all negotiations relative to this Plan and the transactions contemplated hereby have been carried on by it and its agents directly with the other parties hereto and their agents and no action has been taken by it that would give rise to any valid claim against any party hereto for a brokerage commission, finder's fee or other like payment.

         (O) Employee Benefit Plans. Except as Previously Disclosed:

                  (i) RBC has delivered to JBI a true and complete copy of its 401(k) Plan, which is the only "employee benefit plan" within the meaning of section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), covering employees or former employees of it and Regent (the "Employees").

                  (ii) All employee benefit plans of Regent covering Employees, to the extent subject to ERISA (the "ERISA Plans"), have been operated and administered, and are in material compliance with, applicable law, including ERISA and the Code, or any rules or regulations thereunder, and all filings, disclosures and notices required by any such laws have been timely made, except for failures to so comply which are not reasonably likely, either by themselves or in the aggregate with one or more other events, occurrences or circumstances, to have a Material Adverse Effect on it. There is no pending or, to the best of its knowledge, threatened litigation relating to the ERISA Plans which is reasonably likely, either by itself or in the aggregate with one or more other events, occurrences or circumstances, to have a Material Adverse Effect on it; and neither it nor any of its subsidiaries has engaged in a transaction with respect to any ERISA Plan that, assuming the taxable period of such transaction expired as of the date hereof, would subject it or any of its subsidiaries to a tax or penalty imposed by either Section 4975 of the Code or Section 502 of ERISA in an amount which is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on it.

                  (iii) All contributions required to be made under the terms of any ERISA Plan of RBC or its subsidiaries have been timely made.

                  (iv) There are no material current or projected liabilities for retiree health or life insurance benefits.

         (P) No Regulatory Impediment. It knows of no reason why the regulatory approvals referred to in Section 6.02 hereof should not be obtained.

         (Q) Labor Matters. Neither it nor any of its subsidiaries is a party to, or bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is it the subject of a proceeding asserting that it or any subsidiary has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel it or any subsidiary to bargain with any labor organization as to wages and conditions of employment, nor is there any strike or other labor dispute involving it, pending or, to the best of its knowledge, threatened, nor is it aware of any activity involving its employees seeking to certify a collective bargaining unit or engaging in any other organization activity.

         (R) Insurance. It and each of its subsidiaries has taken all requisite action (including without limitation the making of claims and the giving of notices) pursuant to its directors' and officers' liability insurance policy or policies in order to preserve all rights thereunder with respect to all matters (other than matters arising in connection with this Plan and the transactions contemplated hereby) that are known to it.

         (S) Asset Classification. In the case of RBC and Regent only, it has Previously Disclosed a list, accurate and complete in all material respects, of all loans, extensions of credit or other assets of Regent that are classified by it as of December 31, 1997 (the "Asset Classification"); and no amounts of loans, extensions of credit or other assets that are classified as of December 31, 1997 by any regulatory examiner as "Other Assets Especially Mentioned", "Substandard", "Doubtful," "Loss," or words of similar import are excluded from the amounts disclosed in the Asset Classification, other than amounts of loans, extensions of credit or other assets that were charged off by Regent prior to December 31, 1997; and in the case of RBC and Regent only, the allowance for loan and lease losses disclosed in its SEC Documents were, and the allowance for loan and lease losses disclosed in its SEC Documents for periods ending after the date of this Plan will be, adequate as of the date thereof, under generally accepted accounting principles consistently applied to banks and bank holding companies and all other applicable regulatory requirements for all losses reasonably anticipated in the ordinary course of business as of the date thereof based on information available as of such date; and in the case of RBC and Regent only, the assets comprising other real estate owned and in-substance foreclosures included in any of its non-performing assets are carried net of reserves at the lower of cost or market value based on current independent appraisals or current management appraisals.

         (T) Affiliates. Except as Previously Disclosed, in the case of RBC and Regent only, to the best of its knowledge, there is no person who, as of the date of this Plan, may be deemed to be an "affiliate" of RBC or Regent as that term is used in Rule 145 under the Securities Act.

         (U) Takeover Laws; Dissenters' Rights. In the case of RBC and Regent only, it has taken all necessary action to exempt the transactions contemplated by this Plan (including those contemplated by the Stock Option Agreement) from, or the transactions contemplated by this Plan (including those contemplated by the Stock Option Agreement) are otherwise exempt from, the requirements of any "moratorium," "control share," "fair price," "affiliate transaction," "control transaction," "business combination" or other anti-takeover laws and regulations (collectively, the "Takeover Laws") of the Commonwealth of Pennsylvania or the State of New Jersey, including, without limitation, Chapter 25 of the Pennsylvania Business Corporation Law, the New Jersey Shareholders Protection Act and the New Jersey Corporation Takeover Bid Disclosure Law. Holders of RBC Common Stock and JBI Common Stock do not have dissenters' or appraisal rights in connection with the execution of this Plan or the consummation of any of the transactions contemplated hereby.

         (V) Environmental Matters. Except as Previously Disclosed, in the case of RBC and Regent only, to the best of their knowledge:

                  (i) No Hazardous Substances (as hereinafter defined) have been stored, treated, dumped, spilled, disposed, discharged, released or deposited at, under or on (1) any property now owned, occupied, leased or held or managed in a representative or fiduciary capacity ("Present Property") by RBC or any of its subsidiaries, (2) any property previously owned, occupied, leased or held or managed in a representative or fiduciary capacity ("Former Property") by RBC or any of its subsidiaries during the term of such previous ownership, occupancy, lease, holding or management or (3) any Participation Facility (as hereinafter defined) during the time that RBC or any of its subsidiaries participated in the management of, or may be deemed to be or to have been an owner or operator of, such Participation Facility, where such storage, treatment, dumping, spilling, disposing, discharging, releasing or depositing would have a Material Adverse Effect on RBC and its subsidiaries, taken as a whole.

                  (ii) Neither RBC nor any of its subsidiaries disposed of, or arranged for the disposal of, Hazardous Substances from any Present Property, Former Property or Participation Facility, and no owner or operator of a Participation Facility during the time that RBC or any of its subsidiaries participated in the management of, or may be deemed to be or to have been an owner or operator of, such Participation Facility, where such disposal or arranging for disposal would have a Material Adverse Effect on RBC and its subsidiaries, taken as whole.

                  (iii) No Hazardous Substances have been stored, treated, dumped, spilled, disposed, discharged, released or deposited at, under or on any Loan Property (as hereinafter defined), where such storage, treatment, dumping, spilling, disposing, discharging, releasing, depositing or violation would have a Material Adverse Effect on RBC and its subsidiaries, taken as a whole, nor is there, with respect to any such Loan Property, any violation of environmental law which could materially adversely affect the value of such Loan Property to an extent which could prevent or delay RBC or any of its subsidiaries from recovering the full value of its loan in the event of a foreclosure on such Loan Property.

                  (iv) Neither RBC nor any of its subsidiaries (i) is aware of any investigations contemplated, pending or completed by any environmental regulatory authority with respect to any Present Property, Former Property, Loan Property or Participation Facility, (ii) has received any information requests from any environmental regulatory authority or (iii) been named as a potentially responsible or liable party in any Superfund, Resource Conservation and Recovery Act, Toxic Substances Control Act or Clean Water Act proceeding or other equivalent state or federal proceeding.

                  (v) As used in this Plan, (i) "Participation Facility" shall mean any property or facility of which the relevant person or entity (A) has at any time participated in the management or (B) may be deemed to be or to have been an owner or operator, (ii) "Loan Property" shall mean any real property in which the relevant person or entity holds a security interest in an amount greater than $50,000 and (iii) "Hazardous Substances" shall mean (x) any flammable substances, explosives, radioactive materials, hazardous materials, hazardous substances, hazardous wastes, toxic substances, pollutants, contaminants and any related materials or substances specified in any applicable federal or state law or regulation relating to pollution or protection of human health or the environment (including, without limitation, ambient or indoor air, surface water, groundwater, land surface or subsurface strata) and (y) friable asbestos, polychlorinated biphenyls, urea formaldehyde and petroleum and petroleum-containing products and wastes.

         (W) Tax Matters. Except as Previously Disclosed, (i) all reports and returns with respect to Taxes (as defined below) that are required to be filed by or with respect to it (collectively, the "Tax Returns"), have been duly filed, or requests for extensions have been timely filed and have not expired, for all periods immediately preceding the Merger Effective Date except to the extent such filing is not yet due or all such failures to file, taken together, are not reasonably likely to have either by themselves or in the aggregate with one or more other events, occurrences or circumstances, a Material Adverse Effect on it, and such Tax Returns were true, complete, accurate and correct in all material respects, (ii) all taxes (which shall mean federal, state, local or foreign income, gross receipts, windfall profits, severance, property, production, sales, use, occupancy, license, excise, franchise, employment, withholding or similar taxes imposed on the income, properties, operations or activities of it, together with any interest, additions, or penalties with respect thereto and any interest in respect of such additions or penalties, collectively the "Taxes") shown to be due on the Tax Returns have been paid in full on or before the due date or are being contested in good faith and adequately reserved for, in accordance with GAAP, on its consolidated balance sheet, (iii) the Tax Returns have never been examined by the Internal Revenue Service, (iv) no written notice of deficiency, pending audit or assessment with respect to the Tax Returns has been received from the appropriate state, local or foreign taxing authority, or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired, (v) all Taxes due with respect to completed and settled examinations have been paid in full or otherwise adequately reserved in accordance with GAAP on its consolidated balance sheet, (vi) no issues have been raised by the relevant taxing authority in connection with the examination of any of the Tax Returns which are reasonably likely to result in a determination that would have, either by themselves or in the aggregate with one or more other events, occurrences or circumstances, a Material Adverse Effect on it, except as reserved against, in accordance with GAAP, in its Financial Reports, and (vi) no waivers of statutes of limitations have been given by or requested with respect to any Taxes of it.

         (X) Pooling; Reorganization. It is aware of no reason why the Merger will fail to qualify (i) for pooling-of-interests accounting treatment or (ii) as a reorganization under Section 368(a) of the Code.

         (Y) Outstanding Securities. Except as set forth in the recitals to this Plan, or Previously Disclosed pursuant to this Plan, in the case of RBC and Regent only, neither it nor any of its subsidiaries has any securities (whether capital stock or other equity securities, debt securities, or warrants, options or rights to obtain the issuance of any such securities) authorized and reserved for issuance and neither RBC nor Regent has any commitment to authorize, issue, or sell any such shares or any securities or obligations convertible into or exchangeable for, or giving any person any right to subscribe for or acquire from such party, any such securities and no securities or obligations representing any such rights are outstanding;

         (Z) Articles and Bylaws. In the case of RBC and Regent only, it has previously delivered to the other parties its Articles or Certificate of Incorporation and Bylaws which are true, correct and complete copies of such documents as in effect on the date of this Plan.

                                  V. COVENANTS.

RBC and Regent hereby covenant to JBI, Jefferson and JBI Merger Sub, and JBI, Jefferson and JBI Merger Sub hereby covenant to RBC and Regent, that:

         5.01 Reasonable Best Efforts. Subject to the terms and conditions of this Plan, it shall use commercially reasonable efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, as promptly as practicable so as to permit consummation of the Merger at the earliest possible date and to otherwise enable consummation of the transactions contemplated hereby and shall cooperate fully with the other parties hereto, and each party shall use, and shall cause each of their respective subsidiaries to use, commercially reasonable efforts to cause to be satisfied the conditions referred to in Article VI hereof, to lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated by this Plan, to obtain all consents (governmental or other) necessary or desirable for the consummation of the transactions contemplated by this Plan and to defend any litigation seeking to enjoin, prevent or delay the consummation of the transactions contemplated by this Plan.

         5.02 Irrevocable Proxies. In the case of RBC and Regent only, it shall use its best efforts to cause each director and executive officer of RBC and Regent to deliver to JBI on the date of this Plan or as promptly as practicable thereafter, irrevocable proxies naming Betsy Z. Cohen, Harmon S. Spolan, or either of them, as the attorneys-in-fact for such persons to vote the shares of RBC held in his or her name (or to instruct the record holder of any such shares held in nominee name for his or her benefit) for approval of this Plan, the Merger and the transactions contemplated hereby.

         5.03 Registration Statement.

         (A) Each shall use its best efforts in good faith and in cooperation with the other parties to promptly prepare and file with the SEC in accordance with the requirements of the Securities Act, a registration statement (the "Registration Statement") in connection with the issuance of the JBI Common Stock contemplated by this Plan. Each shall use its best efforts to promptly prepare and, if required, file with the SEC, a proxy or information statement to be mailed to the holders of RBC Common Stock. RBC shall call a meeting of the holders of RBC Common Stock to be held as soon as practicable after the effective date of the Registration Statement for purposes of voting upon a proposal seeking approval of this Plan and the Merger contemplated hereby, and, subject to the right of the Board of Directors of RBC to withdraw or modify its recommendations if such Board of Directors determines that it is required to do so in the exercise of its fiduciary duties after consultation with counsel, it shall recommend approval of this Plan and the transactions contemplated hereby, and use its best efforts to obtain such approvals from the holders of RBC Common Stock. RBC shall, at JBI's request, recess or adjourn its shareholders' meeting if such recess or adjournment is deemed by JBI to be necessary or desirable.

         (B) In the case of JBI only: (i) it shall use its best efforts to cause the Registration Statement to be declared effective as soon as practicable after the filing thereof; (ii) it shall use its best efforts to obtain, prior to the effective date of the Registration Statement, all necessary state securities laws or "blue sky" permits and approvals, provided that JBI shall not be required by virtue thereof to submit to general jurisdiction in any state; (iii) when the Registration Statement or any post-effective amendment or supplement thereto shall become effective, and at all times subsequent to such effectiveness, up to and including the date of the meetings, such Registration Statement and all amendments or supplements thereto, with respect to all information set forth therein furnished by RBC or Regent relating to RBC, Regent or their subsidiaries and by JBI relating to JBI and its subsidiaries (a) will comply as to form in all material respects with the provisions of the Securities Act and any other applicable statutory or regulatory requirements, and (b) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading; provided however, in no event shall any party hereto be liable for any untrue statement of a material fact or omission to state a material fact in the Registration Statement made in reliance upon and in conformity with, written information concerning another party furnished by such other party specifically for use in the Registration Statement.

         5.04 Press Releases. Unless approved by the other parties hereto in advance, no party will issue any press release or written statement for general circulation relating to the transactions contemplated hereby, except as otherwise required by law or applicable stock exchange, National Association of Securities Dealers, Inc. ("NASD") or Nasdaq NMS rule.

         5.05 Access; Information.

         (A) Upon reasonable notice, each party hereto shall afford the other parties hereto, and their officers, employees, counsel, accountants and other authorized representatives, access, during normal business hours throughout the period prior to the Merger Effective Date to all of its properties, books, contracts, commitments and records and, during such period, it shall furnish promptly to the other parties hereto, (i) a copy of each material report, schedule and other document filed by it pursuant to the requirements of federal or state securities or banking laws, and (ii) all other information concerning its business, properties and personnel as the other parties hereto may reasonably request. No party shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its customers, jeopardize the attorney-client or similar privilege with respect to such information or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or agreement entered into prior to the date hereof. The parties will use their reasonable best efforts to make appropriate substitute disclosure arrangements, to the extent practicable, in circumstances in which the restrictions of the preceding sentence apply.

         (B) No investigation pursuant to this Section 5.05 by any party shall affect or be deemed to modify or waive any representation or warranty made by any other party hereto or the conditions to the obligation of the first party to consummate the transactions contemplated by this Plan; and (2) each party hereto will not use any information obtained pursuant to this Section 5.05 for any purpose unrelated to this Plan, the consummation of the transactions contemplated hereby and, if the Merger is not consummated, will hold all information and documents obtained pursuant to this paragraph in confidence (as provided in Section 8.06 hereof) unless and until such time as such information or documents become publicly available other than by reason of any action or failure to act by such party or as it is advised by counsel that any such information or document is required by law or applicable stock exchange, NASD or Nasdaq NMS rule to be disclosed, and in the event of the termination of this Plan, each party will, upon request by the other party, deliver to the other all documents so obtained by it or destroy such documents.

         5.06 Acquisition Transactions.

         (A) Prior to the Merger Effective Date, RBC shall not, and shall not authorize or permit any of its subsidiaries or any of its or its subsidiaries' directors, officers, employees, agents or representatives, directly or indirectly, to solicit, initiate, facilitate or encourage (including by way of furnishing or disclosing non-public information) any inquiries or the making of any proposal with respect to any merger, consolidation or other business combination involving it or its subsidiaries or the acquisition of all or substantially all of the assets or capital stock of it and its subsidiaries taken as a whole, or any similar transaction (an "Acquisition Transaction") or negotiate, explore or otherwise engage in substantive discussions with any person (other than JBI or its directors, officers, employees, agents and representatives) with respect to any Acquisition Transaction or enter into any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the Merger or any other transactions contemplated by this Agreement; provided that RBC may, in response to an unsolicited written proposal with respect to an Acquisition Transaction from a third party, furnish information to, and negotiate, explore or otherwise engage in substantive discussions with such third party, and enter into any such agreement, arrangement or understanding, in each case only if RBC's Board of Directors, determines in good faith by a majority vote, after consultation with its financial advisers and its outside legal counsel, that failing to take such action would be a breach of the fiduciary duties of its Board of Directors in connection with seeking an Acquisition Transaction that is more favorable to its shareholders than the Merger.

         (B) RBC shall promptly advise JBI in writing of the receipt of any inquiries or proposals relating to an Acquisition Transaction, unless RBC's Board of Directors determines in good faith by a majority vote, after consultation with its outside legal counsel, that taking such action would be a breach of the fiduciary duties of its Board of Directors in connection with seeking an Acquisition Transaction that is more favorable to its shareholders than the Merger.

         5.07 Affiliate Agreements. In the case of RBC and Regent only, it will cause each person who may be deemed to be an "affiliate" of RBC or Regent for purposes of Rule 145 under the Securities Act to execute and deliver to JBI on or before the mailing of the proxy statements for the meetings referred to in Section 5.03 hereof an agreement in the form attached hereto as Exhibit D restricting the disposition of such affiliate's shares of RBC Common Stock and the shares of JBI Common Stock to be received by such person in exchange for such person's shares of RBC Common Stock or shares of JBI Common Stock issuable pursuant to the exercise of the JBI Options, as applicable.

         5.08 Certain Modifications; Restructuring Changes. In the case of Regent, it shall use its best efforts to make reasonable modifications and changes to its loan, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) prior to the Merger Effective Date so as to be consistent on a mutually satisfactory basis with those of JBI and generally accepted accounting principles. Regent shall not be required to modify or change any such policies or practices, however, until (i) satisfaction of the conditions set forth in Section 6.01 hereof, (ii) commencement of the United States Department of Justice review period set forth in 12 U.S.C. ss.1849; (iii) such time as Regent and JBI shall reasonably agree that the Merger Effective Date will occur prior to public disclosure of such modifications or changes in regular periodic earnings releases or periodic reports filed with any Regulatory Authority, and (iv) such time as JBI acknowledges in writing that all conditions to JBI's obligations to consummate the Merger (and JBI's rights to terminate this Plan) have been waived or satisfied; provided, however, that in all circumstances Regent shall make such modifications and changes not later than immediately prior to the expiration of the statutory waiting period referred to above in clause (ii). Regent's representations, warranties and covenants contained in this Plan shall not be deemed to be untrue or breached in any respect for any purpose as a consequence of any modifications or changes undertaken solely on account of this Section
5.08 nor will any such modifications or changes affect or be considered in the definition of "Material Adverse Effect" contained in Section 8.08 hereof.

         5.09 Takeover Laws. In the case of each of RBC and Regent only, it shall not take any action that would cause the transactions contemplated by this Plan (including those contemplated by the Stock Option Agreement) to be subject to any applicable state takeover statute in effect as of the date of this Plan and RBC and Regent shall take all necessary steps to exempt (or ensure the continued exemption of) the transactions contemplated by this Plan (including those contemplated by the Stock Option Agreement) from any applicable state takeover law, as now or hereafter in effect, including, without limitation, the New Jersey Shareholders Protection Act and the New Jersey Corporation Takeover Bid Disclosure Law.

         5.10 No Rights Triggered. In the case of RBC and Regent only, it shall take all necessary steps to ensure that the entering into of this Plan and the consummation of the transactions contemplated hereby (including without limitation the Merger and the transactions contemplated by the Stock Option Agreement) and any other action or combination of actions, or any other transactions contemplated hereby or thereby do not and will not (i) result in the grant of any rights or claims under the Certificate of Incorporation or Bylaws of Regent or RBC or under any agreement to which Regent or RBC is a party other than as Previously Disclosed with respect to certain employment agreements, or (ii) restrict or impair in any way the ability of JBI or JBI Merger Sub to exercise the rights granted hereunder.

         5.11 Regulatory Applications. It undertakes and agrees to use its best efforts to cause the Merger to be effected, including, without limitation, promptly preparing and filing any and all regulatory applications and disclosure documents, and to take no action which would cause the Merger to fail to qualify for pooling-of-interests accounting treatment.

         5.12 Employees.


         (A) In the case of JBI, prior to the completion of the Merger, it will advise each of the current employees of RBC and Regent in writing that (i) it will interview all current employees of Regent; (ii) it will consider in good faith continuing to employ each such employee upon the completion of the Merger; and (iii) any employee of Regent that is retained by JBI will be given credit for his or her prior service with Regent for the purposes of determining the entitlement to and amount of (a) retirement benefits provided under JBI's current retirement plans (and any successor thereto) and (b) the required employer contribution for the group health insurance currently provided by JBI.


         (B) In the case of RBC and Regent, the employment agreements of each of Robert B. Goldstein, Joel E. Hyman and Amanda Perkins, shall be amended or replaced on terms acceptable to JBI or shall be terminated in accordance with their terms or on such other terms as shall be acceptable to JBI.

         5.13 Quarterly Information. In the case of RBC and Regent only, it shall promptly after the end of each fiscal quarter after the date of this Plan and on the Merger Effective Date provide JBI with a list of all of its loans, extensions of credit or other assets that have been classified internally or by any regulatory examiner since the date it provided JBI with the Asset Classification.

         5.14 Indemnification. In the case of JBI only:

         (A) From and after the Merger Effective Date through the second anniversary of the Merger Effective Date, it agrees to indemnify and hold harmless each present and former director and officer of each of RBC and Regent and each officer or employee of each of RBC and Regent that is serving as a director or trustee of another entity expressly at the request or direction of RBC or Regent (each, an "Indemnified Party"), against any costs or expenses

(including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities (collectively, the "Costs") incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, and whether or not the Indemnified Party is a party thereto, arising out of matters existing or occurring at or prior to the Merger Effective Date (including the transactions contemplated by this Plan), whether asserted or claimed prior to, at or after the Merger Effective Date, to the fullest extent permitted under the RBC Certificate of Incorporation, the charter of Regent, or the bylaws of either in effect on the date hereof; provided, however, that no Indemnified Party shall be entitled to indemnification for costs arising out of any matter that such Indemnified Party had an obligation, pursuant to this Plan, to Previously Disclose to JBI and did not so disclose.

         (B) Any Indemnified Party wishing to claim indemnification under
Section 5.14(A) hereof, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify JBI thereof, but the failure to so notify shall not relieve JBI of any liability it may have hereunder to such Indemnified Party if such failure does not materially prejudice JBI. In the event of any such claim, action, suit, proceeding or investigation, (i) JBI shall have the right to assume the defense thereof with counsel reasonably acceptable to the Indemnified Party and JBI shall not be liable to such Indemnified Party for any legal expenses of other counsel subsequently incurred by such Indemnified Party in connection with the defense thereof, except that if JBI does not elect to assume such defense within a reasonable time or if there are issues which constitute conflicts of interest between JBI and the Indemnified Party, the Indemnified Party may retain counsel satisfactory to such Indemnified Party, and JBI shall remain responsible for the reasonable fees and expenses of such counsel, with respect to those matters as to which a conflict of interest exists as set forth above, promptly as statements therefor are received; provided, however, that JBI shall be obligated pursuant to this
Section 5.14(B) to pay for only one firm of counsel for all Indemnified Parties in any one jurisdiction with respect to any given claim, action, suit, proceeding or investigation unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest; (ii) the Indemnified Party will reasonably cooperate in the defense of any such matter and (iii) JBI shall not be liable for any settlement effected by an Indemnified Party without its prior written consent, which consent may not be withheld unless such settlement is unreasonable in light of such claims, actions, suits, proceedings or investigations against and defenses available to, such Indemnified Party.

         (C) In the event JBI or any of its successors or assigns (1) consolidates with or merges into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person or entity, then, and in each case, to the extent necessary, proper provision shall be made so that the successors and assigns of JBI assume the obligations set forth in this Section 5.14.

         (D) JBI shall maintain in effect for not less than two years from the Merger Effective Date the policies of directors' and officers' liability insurance most recently maintained by RBC, provided that JBI may substitute therefor policies with reputable and financially sound carriers of at least the same coverage containing terms and conditions which are no less advantageous for so long as such substitution does not result in gaps or lapses in coverage, with respect to claims arising from or relating to matters occurring prior to the Merger Effective Date; provided that in no event shall JBI be required to spend more than an amount per year equal to 250% of the current annual premiums paid by RBC, (the "Premium Amount") to maintain or procure insurance coverage pursuant hereto and further provided that if JBI is unable to obtain the insurance called for by this Section 5.14, JBI shall obtain as much comparable insurance as is available for the Premium Amount per year and, provided further, that in lieu of the foregoing, JBI may renew any existing insurance or purchase any "discovery period" insurance provided for thereunder. JBI shall pay all expenses (including attorneys' fees) that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided for in this
Section 5.14.

         (E) The provisions of this Section 5.14 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and their respective heirs and representatives.

         5.15 Accountants' Letters. Each of RBC and JBI shall use its reasonable best efforts to cause to be delivered to JBI, and JBI's directors and officers who sign the Registration Statement, letters of Grant Thornton LLP and Arthur Andersen LLP dated (i) the date on which the Registration Statement shall become effective and (ii) a date shortly prior to the Merger Effective Date, and addressed to JBI, and such directors and officers, in form and substance customary for "comfort" letters delivered by independent accountants in accordance with Statement on Auditing Standards No. 72.

         5.16 Notification of Certain Matters. Except as may be otherwise provided in Section 5.06(B) of this Agreement, each of RBC and JBI shall give prompt notice to the other of any fact, event or circumstance known to it that
(i) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it or (ii) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein.

         5.17 Form S-8 Registration Statement. As soon as reasonably practicable following the Merger Effective Date, JBI shall prepare and file with the SEC, in accordance with the requirements of the Securities Act, a registration statement on Form S-8 registering the shares of JBI Common Stock issuable upon exercise of the JBI Options.

                  VI. CONDITIONS TO CONSUMMATION OF THE MERGER.

Consummation of the Merger is conditioned upon:

         6.01 Shareholder Vote. Approval of (i) the Merger and the other transactions contemplated hereby by the required vote of the shareholders of RBC and as and to the extent required by law, by RBC as the sole shareholder of Regent, and (ii) the Merger by the shareholders of JBI and JBI Merger Sub.

         6.02 Regulatory Approvals. Procurement by JBI and RBC of all requisite approvals and consents of Regulatory Authorities, and the expiration of applicable statutory waiting periods relating thereto, provided, however, that no such approval or consent shall have imposed any condition or requirement (other than conditions or requirements Previously Disclosed) which would so materially and adversely impact the economic or business benefits to JBI or RBC of the transactions contemplated by this Plan that, had such condition or required been known, such party would not, in its reasonable judgment, have entered into this Plan.

         6.03 Third Party Consents. All consents or approvals of all persons (other than Regulatory Authorities) required for the consummation of the Merger shall have been obtained and shall be in full force and effect, unless the failure to obtain any such consent or approval is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on RBC or JBI.

         6.04 No Injunction. There not being in effect any order, decree or injunction of any court or agency of competent jurisdiction that enjoins or prohibits consummation of the Merger Transaction or the Bank Merger.

         6.05 Pooling Letter. Receipt (i) by JBI from Grant Thornton LLP of a letter to the effect that it is not aware of any facts and circumstances which might cause the Merger not to qualify for pooling-of-interests accounting treatment and (ii) by RBC from Arthur Andersen LLP of a letter to the effect that it is not aware of any facts and circumstances which might cause the Merger not to qualify for pooling-of-interests accounting treatment.

         6.06 Legal Opinions.

         (A) The receipt by RBC, Regent and their directors and officers of an opinion, dated the Merger Effective Date, of Ledgewood Law Firm, P.C., counsel for JBI and Jefferson, in form and substance reasonably satisfactory to RBC and Regent; and

         (B) The receipt by JBI and its directors and officers who sign the Registration Statement of an opinion, dated the Merger Effective Date, of Duane, Morris & Heckscher, LLP, in form and substance reasonably satisfactory to JBI.

         6.07 Representations, Warranties and Covenants.

         (A) (i) Each of the representations and warranties contained herein of any party being true and correct as of the date of this Plan and upon the Merger Effective Date with the same effect as though all such representations and warranties had been made on the Merger Effective Date, except (x) for any such representations and warranties made as of a specified date, which shall be true and correct as of such date, (y) as expressly contemplated by this Plan, or (z) for representations and warranties (other than the representations and warranties set forth in Paragraph (A) of Article IV, which shall be true and correct in all material respects) the inaccuracies of which relate to matters that, individually or in the aggregate, do not materially adversely affect the Merger and the other transactions contemplated by this Plan; (ii) each and all of the agreements and covenants contained herein of any party to be performed and complied with pursuant to this Plan and the other agreements contemplated hereby prior to the Merger Effective Date shall have been duly performed and complied with in all material respects, and (ii) JBI and RBC shall have received a certificate signed by the Chief Executive Officer and the Chief Financial Officer of the other party dated the Merger Effective Date, to such effect;

         6.08 Effective Registration Statement. The Registration Statement shall have become effective, no stop order suspending the effectiveness of the Registration Statement having been issued and no proceedings for that purpose having been initiated or threatened by the SEC or any other Regulatory Authority.

         6.09 Blue Sky Permits. JBI having received all state securities laws and "blue sky" permits and other authorizations necessary in connection with the issuance of the JBI Common Stock as set forth in the Registration Statement and to otherwise consummate the Merger.

         6.10 Tax Opinions. JBI and RBC shall have received opinions from Ledgewood Law Firm, P.C. (as to JBI) and Duane, Morris & Heckscher, LLP (as to
RBC) to the effect that each of the Merger Transaction and the Bank Merger constitute a reorganization under Section 368 of the Code, which such opinions may rely upon factual representations contained in certificates of officers of JBI, JBI Merger Sub, RBC, Regent and others.

         6.11 Nasdaq NMS Listing. The shares of JBI Common Stock issuable pursuant to the Merger having been approved for listing on Nasdaq NMS, subject to official notice of issuance.

         6.12 Election of Directors and Officers. The election or appointment immediately prior to the Merger Effective Date of those additional directors and officers of Jefferson and JBI as specified in Section 1.01(D) hereof.

         6.13 Opinion of Financial Advisor. RBC shall have received the written opinion of Keefe, Bruyette & Woods, Inc., in form and substance satisfactory to RBC, as to the fairness of the Merger Transaction to the shareholders of RBC from a financial point of view, dated as of a date not less than five business days prior to the date of mailing of the proxy statement with respect to the Merger Transaction and the Bank Merger and such opinion shall not have been withdrawn by Keefe, Bruyette & Woods, Inc. at any time prior to the Merger Effective Date.

         Provided, however, a failure to satisfy any of the conditions set forth in Sections 6.05 and 6.06(B) hereof, shall only constitute conditions if asserted by JBI; and a failure to satisfy any of the conditions set forth in Sections 6.06(A), 6.11, 6.12 and 6.13 of this Article VI shall only constitute conditions if asserted by RBC.

                                VII. TERMINATION.

         7.01 Termination. This Plan may be terminated prior to the Merger Effective Date either before or after receipt of required shareholder approvals:

         (A) Mutual Consent. At any time prior to the Merger Effective Date, by the mutual consent of JBI and RBC, if the Board of Directors of each so determines by vote of a majority of the members of its entire Board.

         (B) Breach. At any time prior to the Merger Effective Date, by JBI or RBC, if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event of (i) a breach by the other party of any representation or warranty contained herein, which breach has not been cured within 30 days after the giving of written notice to the breaching party of such breach and which breaches, individually or in the aggregate, materially adversely affect the Merger and the other transactions contemplated by this Plan, (ii) a material breach by the other party of any of the covenants or agreements contained herein, which breach has not been cured within 30 days after the giving of written notice to the breaching party of such breach. For purposes of this Section 7.01(B), no representation or warranty of JBI or RBC contained herein shall be deemed untrue or incorrect, and no party hereto shall be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, circumstance or event if such fact, circumstance or event, individually or taken together with all other facts, circumstances or events inconsistent with any other representations and warranties contained herein is not reasonably likely to have a Material Adverse Effect on the party making such representation or warranty.

         (C) Delay. By JBI or RBC, if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event that the Merger is not consummated by September 30, 1998; provided, however, that (i) if any required regulatory approval shall not have been received by September 30, 1998, such date shall be extended without any action by or on behalf of the parties hereto until five business days after receipt of such required regulatory approval, but in no event later than November 30, 1998, and (ii) such date may be extended by an agreement in writing among the parties hereto approved by their respective Boards of Directors and executed in the same manner as this Plan.

         (D) No Approval. By JBI or RBC, if its Board of Directors so determines by a vote of a majority of the members of its entire Board, in the event that any shareholder approval contemplated by Section 6.01 hereof is not obtained at a meeting or meetings called for the purpose of obtaining such approval.

         (E) Withdrawal of RBC Recommendation. By JBI, if the Board of Directors of RBC shall (i) withdraw, modify or change its recommendation or approval in respect of this Plan or the Merger in a manner adverse to JBI, or (ii) approve or recommend any proposal other than by JBI in respect of any Acquisition Transaction.

         (F) Withdrawal of JBI Board Approval. By RBC, if the Board of Directors of JBI shall withdraw, modify or change its recommendation or approval in respect of this Plan or the Merger in a manner adverse to RBC.


         (G) Other Acquisition Transaction. Assuming RBC shall not have contravened Section 5.06 hereof, by RBC to allow RBC to enter into an agreement in respect of an Acquisition Transaction.

         7.02 Effect of Termination and Abandonment. In the event of termination of this Plan and the abandonment of the Mergers pursuant to this Article VII, no party to this Plan shall have any liability or further obligation to any other party hereunder except (i) as set forth in Section 8.01, (ii) that termination will not relieve a breaching party from liability for any willful breach of this Plan giving rise to such termination, (iii) that, upon the termination of this Agreement by JBI pursuant to Section 7.01(B)(ii), Section 7.01(E) or upon termination pursuant to Section 7.01(G), RBC shall pay JBI a fee, in immediately available funds, equal to $1,500,000, and (iv) that, upon termination of this Agreement by RBC pursuant to Section

7.01(B)(ii) or Section 7.01(F), JBI shall pay RBC a fee, in immediately available funds, equal to $1,500,000.

                              VIII. OTHER MATTERS.

         8.01 Survival. If the Merger Effective Date occurs, the agreements of the parties in Sections 5.03(B), 8.01, 8.03, 8.04, 8.06, 8.07 and 8.09 hereof shall survive the Merger Effective Date; all other representations, warranties, agreements and covenants contained in this Plan shall be deemed to be conditions of the Merger Transaction and shall not survive the Merger Effective Date. If this Plan is terminated prior to the Merger Effective Date, the agreements and representations of the parties in Sections 4.03(N), 5.05, 8.01, 8.04, 8.05, 8.06 and 8.09 hereof shall survive such termination.

         8.02 Waiver or Amendment. Prior to the Merger Effective Date, any provision of this Plan may be (i) waived by the party benefitted by the provision, or (ii) amended or modified at any time (including the structure of the transaction), by an agreement in writing among the parties hereto approved by their respective Boards of Directors and executed in the same manner as this Plan, except that, after the vote by the shareholders of RBC, the consideration to be received by the shareholders of RBC for each share of RBC Common Stock shall not thereby be decreased.

         8.03 Counterparts. This Plan may be executed in one or more counterparts, each of which shall be deemed to constitute an original. This Plan shall become effective when one counterpart has been signed by each party hereto.

         8.04 Governing Law. This Plan shall be governed by, and interpreted in accordance with, the substantive laws of the Commonwealth of Pennsylvania without regard to its principles of conflicts of laws, except as federal law may be applicable.

         8.05 Expenses. Except as otherwise provided in Section 7.02 hereof or in this Section 8.05, each party hereto will bear all expenses incurred by it in connection with this Plan and the transactions contemplated hereby, except printing expenses of the Registration Statement which shall be shared equally between RBC and JBI.

         8.06 Confidentiality. Except as otherwise provided in Section 5.05 hereof, each of the parties hereto and their respective agents, attorneys and accountants will maintain the confidentiality of all information provided in connection herewith which has not been publicly disclosed.

         8.07 Notices. All notices, requests and other communications hereunder to a party shall be in writing and shall be deemed to have been duly given when delivered by hand, telegram or telex (confirmed in writing) to such party at its address set forth below or such other address as such party may specify by notice to the parties hereto:

         If to JBI, JBI                     Betsy Z. Cohen, Chairman
         Merger Sub, or                       and Chief Executive Officer
         Jefferson, to:                     JeffBanks, Inc.
                                            1845 Walnut Street, 10th floor
                                            Philadelphia, PA  19103

         With, in each                      J. Baur Whittlesey, Esq.
         instance, a copy to:               Ledgewood Law Firm, P.C.
                                            1521 Locust Street, 8th Floor
                                            Philadelphia, PA  19102

         If to RBC or                       Robert B. Goldstein, President
         Regent, to:                          and Chief Executive Officer
                                            Regent Bancshares Corp.
                                            1430 Walnut Street
                                            Philadelphia, PA  19102

         With, in each                      Frederick W. Dreher, Esquire
         instance, a copy to:               Duane, Morris & Heckscher, LLP
                                            Suite 4200
                                            One Liberty Place
                                            Philadelphia, PA  19103-2396


         8.08 Definitions. Any term defined anywhere in this Plan shall have the meaning ascribed to it for all purposes of this Plan (unless expressly noted to the contrary). In addition:

         (A) the term "knowledge" when used with respect to a party shall mean the knowledge, after due inquiry, of any "Executive Officer" of such party, as such term is defined in Regulation O of the FRB;

         (B) the term "Material Adverse Effect" shall mean in the case of RBC or Regent only, one or more events, occurrences or circumstances, which in the aggregate, result, or are reasonably likely to result, in a decrease in the shareholders' equity account of it, as determined in accordance with GAAP and as measured from its financial statements as set forth in its Annual Report on Form 10-K for the year ended December 31, 1997, in an amount equal to or greater than $600,000; provided, however, that the term Material Adverse Effect shall not include the impact of (a) changes in banking and similar laws of general applicability or interpretations thereof by courts or governmental authorities; (b) changes in generally accepted accounting principles or regulatory accounting requirements applicable to banks and bank holding companies generally, (c) with respect to any loan of Regent, pursuant to
Section 5.08 hereof, where the financial condition of the borrower of such loan and the value of any and all collateral securing such loan has not materially deteriorated, any material increase in Regent's loan loss reserve with respect to such loan or any loan charge-off with respect to such loan or any loan charge-off in an amount which, in the view of JBI, should be reserved against possible losses on such loan or charged-off with respect to such loan, (d) decreases in the valuation of zero-coupon investment securities, to the extent that such decrease is not in excess of $250,000, (e) Merger related expenses, to the extent that such expenses are not in excess of $600,000 and (f) increases in the provision for possible loan loss expense, to the extent that such increase is not in excess of $500,000; and

         (C) the term "Previously Disclosed" by a party shall mean information set forth in a written disclosure letter that is delivered by that party to the other party contemporaneously with the execution of this Plan and specifically designated as information "Previously Disclosed" pursuant to this Plan.

         8.09 Preserving Qualification of Merger Transaction as a Reorganization under Section 368 of the Code. Neither JBI nor any of its subsidiaries shall intentionally take, or cause to be taken, any actions that would cause the Merger Transaction not to qualify as a "reorganization" within the meaning of
Section 368 of the Code.

         8.10 Entire Understanding; No Third Party Beneficiaries. This Plan represents the entire understanding of the parties hereto with to the transactions contemplated hereby and thereby and supersedes any and all other oral or written agreements heretofore made. Nothing in this Plan expressed or implied, is intended to confer upon any person, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Plan.

         IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.


                                              JEFFBANKS, INC.


                                              By: /S/ BETSY Z. COHEN
                                                  --------------------------
                                                      Chairman and
                                                      Chief Executive Officer

                                              JEFFBANKS ACQUISITIONCORP. V,
                                              INC.


                                              By: /S/ BETSY Z. COHEN
                                                  --------------------------
                                                      Chairman and
                                                      Chief Executive Officer

                                              JEFFERSON BANK


                                              By: /S/ HARMON S. SPOLAN
                                                  --------------------------
                                                      President


                                              REGENT BANCSHARES CORP.


                                              By: /S/ ROBERT B. GOLDSTEIN
                                                  --------------------------
                                                     President and
                                                     Chief Executive Officer



                                              REGENT NATIONAL BANK



                                              By: /S/ ROBERT B. GOLDSTEIN
                                                  ---------------------------
                                                      Chairman and
                                                      Chief Executive Officer

                   AMENDED AND RESTATED STOCK OPTION AGREEMENT

         AMENDED AND RESTATED STOCK OPTION AGREEMENT (this "Agreement"), dated March 27, 1998 and effective as of March 18, 1998, between JeffBanks, Inc., a Pennsylvania corporation ("Grantee"), and Regent Bancshares Corp., a New Jersey corporation ("Issuer").

                                    RECITALS

         A. Grantee and Issuer have entered into an Agreement and Plan of Merger dated as of March 18, 1998 (the "Merger Agreement").

         B. As an inducement to the willingness of Grantee to continue to pursue the transactions contemplated by the Merger Agreement, Issuer has agreed to grant Grantee the Option (as hereinafter defined).

         NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein and in the Merger Agreement the parties hereto agree as follows:

         1.(a) Issuer hereby grants to Grantee an unconditional, irrevocable option (the "Option") to purchase, subject to the terms hereof, up to an aggregate of 678,430 fully paid and nonassessable shares of the common stock, par value $.10 per share, of Issuer ("Common Stock") at a price per share equal to $14.39 (such price, as adjusted if applicable, the "Option Price"); provided, however, that in no event shall the number of shares for which this Option is exercisable exceed 19.9% of the issued and outstanding shares of Common Stock. The number of shares of Common Stock that may be received upon the exercise of the Option and the Option Price are subject to adjustment as herein set forth.

         (b) In the event that any additional shares of Common Stock are issued or otherwise become outstanding after the date of this Agreement (other than pursuant to this Agreement and other than pursuant to an event described in
Section 5(a) hereof), the number of shares of Common Stock subject to the Option shall be increased so that, after such issuance, such number together with any shares of Common Stock previously issued pursuant hereto, equals 19.9% of the number of shares of Common Stock then issued and outstanding without giving effect to any shares subject or issued pursuant to the Option. Nothing contained in this Section 1(b) or elsewhere in this Agreement shall be deemed to authorize Issuer to issue shares in breach of any provision of the Merger Agreement.

         2.(a) The Holder (as hereinafter defined) may exercise the Option, in whole or part, if, but only if, both an Initial Triggering Event (as hereinafter defined) and a Subsequent Triggering Event (as hereinafter defined) shall have occurred prior to the occurrence of an Exercise Termination Event (as hereinafter defined) provided that the Holder shall have sent the written notice of such exercise (as provided in subsection (e) of this Section 2) within three months following the first Subsequent Triggering Event to occur (or such later period as provided in Section 10). Each of the following shall be an "Exercise Termination Event"" (i) the Merger Effective Date (as such term is defined in the Merger Agreement); (ii) termination of the Merger Agreement in accordance with the provisions thereof if such termination occurs prior to the occurrence of an Initial Triggering Event except a termination by Grantee pursuant to
Section 7.01(B) as a result of a willful breach by Issuer or Section 7.01(E) of the Merger Agreement (each, a "Listed Termination"); or (iii) the passage of 18 months (or such longer period as provided in Section 10) after termination of the Merger Agreement if such termination follows the occurrence of an Initial Triggering Event or is a Listed Termination. The term "Holder" shall mean the holder or holders of the Option. Notwithstanding anything to the contrary contained herein, (i) the Option may not be exercised at any time when Grantee shall be in material breach of any of its representations, warranties, covenants or agreements contained in the Merger Agreement such that Issuer shall be entitled to terminate the Merger Agreement pursuant to Section 7.01(B) thereof and (ii) this Agreement shall automatically terminate upon the proper termination of the Merger Agreement by Issuer pursuant to Section 7.01(B)(ii) thereof as a result of the material breach by Grantee of its covenants or agreements contained in the Merger Agreement or proper termination of the Merger Agreement by Issuer pursuant to Section 7.01(F) of the Merger Agreement.

         (b) The term "Initial Triggering Event" shall mean any of the following events or transactions occurring on or after the date hereof:

                  (i) Issuer or Regent National Bank (the "Issuer Subsidiary"), without having received Grantee's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (as defined in the Merger Agreement) with any person (the term "person" for purposes of this Agreement having the meaning assigned thereto in Sections 3(a)(9) and 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the rules and regulations thereunder) other than Grantee or any of its subsidiaries (each a "Grantee Subsidiary") or the Board of Directors of Issuer (the "Issuer Board") shall have recommended that the shareholders of Issuer approve or accept any Acquisition Transaction other than as contemplated by the Merger Agreement;

                  (ii) Any person other than the Grantee or any Grantee Subsidiary shall have acquired beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of Common Stock (the term "beneficial ownership" for purposes of this

Agreement having the meaning assigned thereto in Section 13(d) of the 1934 Act, and the rules and regulations thereunder);

                  (iii) The shareholders of Issuer shall have voted and failed to approve the Merger Agreement and the Merger at a meeting which has been held for that purpose or any adjournment or postponement thereof, or such meeting shall not have been held in violation of the Merger Agreement or shall have been cancelled prior to termination of the Merger Agreement if, prior to such meeting (or if such meeting shall not have been held or shall have been cancelled, prior to such termination), it shall have been publicly announced that any person (other than Grantee or any Grantee Subsidiary) shall have made a bona fide proposal to engage in an Acquisition Transaction;

                  (iv) The Issuer Board shall have withdrawn or modified (or publicly announced its intention to withdraw or modify) in any manner adverse to Grantee its recommendation that the shareholders of Issuer approve the transactions contemplated by the Merger Agreement, or Issuer or the Issuer Subsidiary shall have authorized, recommended or proposed (or publicly announced its intention to authorize, recommend or propose) an agreement to engage in an Acquisition Transaction with any person other than Grantee or a Grantee Subsidiary;

                  (v) Any person other than Grantee or any Grantee Subsidiary shall have made a bona fide proposal to Issuer or its shareholders to engage in an Acquisition Transaction and such proposal shall have been publicly announced;

                  (vi) Any person other than Grantee or any Grantee Subsidiary shall have filed with the Securities and Exchange Commission ("SEC") a registration statement or tender offer materials with respect to a potential exchange or tender offer that would constitute an Acquisition Transaction;

                  (vii) Issuer shall have willfully breached any covenant or obligation contained in the Merger Agreement in anticipation of engaging in an Acquisition Transaction with any person other than Grantee or a Grantee Subsidiary, and following such breach Grantee would be entitled to terminate the Merger Agreement pursuant to Section 7.01(B) or Section 7.01(E) of the Merger Agreement; or

                  (viii) Any person other than Grantee or any Grantee Subsidiary shall have filed an application or notice with the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") or other federal or state bank regulatory or antitrust authority, which application or notice has been accepted for processing, for approval to engage in an Acquisition Transaction.

         (c) The term "Subsequent Triggering Event" shall mean any of the following events or transactions occurring after the date hereof:

                  (i) The acquisition by any person (other than Grantee or any Grantee Subsidiary) of beneficial ownership of 25% or more of the then outstanding Common Stock; or

                  (ii) The occurrence of the Initial Triggering Event described in clause (ii) of subsection (b) of this Section 2 except that the percentage referred to therein shall be 25%.

         (d) Issuer shall notify Grantee in writing of the occurrence of any Initial Triggering Event or Subsequent Triggering Event (together, a "Triggering Event") promptly after becoming aware of the occurrence thereof, it being understood that the giving of such notice by Issuer shall not be a condition to the right of the Holder to exercise the Option.

         (e) In the event the Holder is entitled to and wishes to exercise the Option (or any portion thereof), it shall send to Issuer a written notice (the date of which being herein referred to as the "Notice Date") specifying (i) the total number of shares it will purchase pursuant to such exercise and (ii) a place and date not earlier than three business days nor later than 60 business days from the Notice Date for the closing of such purchase (the "Closing Date"); provided, that if prior notification to or approval of the Federal Reserve Board or any other regulatory or antitrust agency is required in connection with such purchase, the Holder shall promptly file the required notice or application for approval, shall promptly notify Issuer of such filing, and shall expeditiously process the same and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which any required notification periods have expired or been terminated or such approval shall have been obtained and any requisite waiting period or periods shall have passed. Any exercise of the Option shall be deemed to occur on the Notice Date relating thereto.

         (f) At the closing referred to in subsection (e) of this Section 2, the Holder shall (i) pay to Issuer the aggregate purchase price for the shares of Common Stock purchased pursuant to the exercise of the Option in immediately available funds by wire transfer to a bank account designated by Issuer and (ii) present and surrender this Agreement to Issuer at its principal executive offices, provided that the failure or refusal of the Issuer to designate such a bank account or accept surrender of this Agreement shall not preclude the Holder from exercising the Option.

         (g) At such closing, simultaneously with the delivery of immediately available funds as provided in subsection (f) of this Section 2, Issuer shall deliver to the Holder a certificate or certificates representing the number of shares of Common Stock purchased by the Holder and, if the Option shall have been exercised in part only, a new Option evidencing the rights of the Holder thereof to purchase the balance of the shares purchasable hereunder.

         (h) Certificates for Common Stock delivered at a closing hereunder may be endorsed with a restrictive legend that shall read substantially as follows:

                  "The transfer of the shares represented by this certificate is subject to certain provisions of an agreement, dated as of March 18, 1998, between the registered holder hereof and Issuer and to resale restrictions arising under the Securities Act of 1933, as amended. A copy of such agreement is on file at the principal office of Issuer and will be provided to the holder hereof without charge upon receipt by Issuer of a written request therefor."

It is understood and agreed that (i) the to the resale restrictions of the Securities Act of 1933, as amended (the "1933 Act") in the above legend shall be removed by delivery of substitute certificate(s) without such if the Holder shall have delivered to Issuer a copy of a letter from the staff of the SEC, or an opinion of counsel, in form and substance reasonably satisfactory to Issuer, to the effect that such legend is not required for purposes of the 1933 Act;
(ii) the to the provisions of this Agreement in the above legend shall be removed by delivery of substitute certificate(s) without such if the shares have been sold or transferred in compliance with the provisions of this Agreement and under circumstances that do not required the retention of such in the reasonable opinion of counsel to the Holder; and (iii) the legend shall be removed in its entirety if the conditions in the preceding clauses (i) and (ii) are both satisfied. In addition, such certificates shall bear any other legend as may be required by law.

         (i) Upon the giving by the Holder to Issuer of the written notice of exercise of the Option provided for under subsection (e) of this Section 2 and the tender of the applicable purchase price in immediately available funds, the Holder shall be deemed to be the holder of record of the shares of Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of Issuer shall then be closed or that certificates representing such shares of Common Stock shall not then be actually delivered to the Holder. Issuer shall pay all expenses, and any and all United States federal, state and local taxes and other charges that may be payable in connection with the initial preparation, issue and delivery of stock certificates under this Section 2 in the name of the Holder or its assignee, transferee or designee.

         3. Issuer agrees: (i) that it shall at all at times maintain, free from preemptive rights, sufficient authorized but unissued or treasury shares of Common Stock so that the Option may be exercised without additional authorization of Common Stock after giving effect to all other options, warrants, convertible securities and other rights to purchase Common Stock; (ii) that it will not, by charter amendment or through reorganization, consolidation, merger, dissolution or sale of assets, or by any other voluntary act, avoid or seek to avoid the observance or performance of any of the covenants, stipulations or conditions to be observed or performed hereunder by Issuer (it being agreed that this clause (ii) shall not be deemed to prohibit or restrict Issuer from engaging in one or more transactions contemplated in Section 8(a) hereof if the provisions of Section 8 hereof shall be complied with in connection with each such transaction); (iii) promptly to take all action as may from time to time be required (including (x) complying with all applicable premerger notification, reporting and waiting period requirements specified in 15 U.S.C. Section 18a and regulations promulgated thereunder and (y) in the event that, under the Bank Holding Company Act of 1956, as amended (the "BHCA"), or the Change in Bank Control Act of 1978, as amended, or any state or other federal banking law, prior approval of or notice to the Federal Reserve Board or to any state or other federal regulatory authority is necessary before the Option may be exercised, cooperating fully with the Holder in preparing such applications or notices and providing such information to the Federal Reserve Board or such state or other federal regulatory authority as they may require) in order to permit the Holder to exercise the Option and Issuer duly and effectively to issue shares of Common Stock pursuant hereto; and (iv) promptly to take all action provided in Sections 5 and 8 as and when required pursuant to such Sections.

         4. This Agreement (and the Option granted hereby) are exchangeable, without expense, at the option of the Holder, upon presentation and surrender of this Agreement at the principal office of Issuer, for other Agreements providing for Options of different denominations entitling the Holder thereof to purchase, on the same terms and subject to the same conditions as are set forth herein, in the aggregate the same number of shares of Common Stock purchasable hereunder. The terms "Agreement" and "Option" as used herein include any Agreements and related Options for which this Agreement (and the Option granted hereby) may be exchanged. Upon receipt by Issuer of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Agreement, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Agreement, if mutilated, Issuer will execute and deliver a new Agreement of like tenor and date in substitution for the lost, stolen, destroyed or mutilated Agreement.

         5. In addition to the adjustment in the number of shares of Common Stock that are purchasable upon exercise of the Option pursuant to Section 1 of this Agreement, the number of shares of Common Stock purchasable upon exercise of the Option and the Option

Price shall be subject to adjustment from time to time as provided in this
Section 5.

                  (a) In the event of any change in, or distributions in respect of, the Common Stock by reason of stock dividends, splitups, mergers, recapitalizations, combinations, subdivisions, exchanges of shares or the like, the type and number of shares of Common Stock purchasable upon exercise hereof shall be appropriately adjusted and proper provision shall be made so that, in the event that any additional shares of Common Stock are to be issued or otherwise become outstanding as a result of any such change (other than pursuant to an exercise of the Option), the number of shares of Common Stock that remain subject to the Option shall be increased so that, after such issuance and together with shares of Common Stock previously issued pursuant to the exercise of the Option (as adjusted on account of any of the foregoing changes in the Common Stock), it equals 19.9% of the number of shares of Common Stock then issued and outstanding.

                  (b) Whenever the number of shares of Common Stock purchasable upon exercise hereof is adjusted as provided in this Section 5, the Option Price shall be adjusted by multiplying the Option Price immediately prior to the adjustment by a fraction, the numerator of which shall be equal to the number of shares of Common Stock purchasable prior to the adjustment and the denominator of which shall be equal to the number of shares of Common Stock purchasable after the adjustment.

         6. Upon the occurrence of the first Subsequent Triggering Event that occurs prior to an Exercise Termination Event, Issuer shall, at the request of Grantee delivered within six months (or such later periods as provided in Section 10) of such Subsequent Triggering Event (whether on its own behalf or on behalf of any subsequent Holder of this Option ( or part thereof) or any of the shares of Common Stock issued pursuant hereto), promptly prepare, file and keep current a registration statement under the 1933 Act covering any shares issued and issuable pursuant to this Option and shall use its reasonable best efforts to cause such registration statement to become effective and remain current in order to permit the sale or other disposition of any shares of Common Stock issued upon total or partial exercise of this Option ("Option Shares") in accordance with any plan of disposition requested by Grantee. Issuer will use its reasonable best efforts to cause such registration statement promptly to become effective and then to remain effective for such period not in excess of 180 days from the day such registration statement first becomes effective or such shorter time as may be reasonably necessary to effect such sales or other such dispositions. Grantee shall have the right to demand no more than two such registrations. Issuer shall bear the cost of such registrations (including, but not limited to, Issuer's attorneys' fees, printing costs and filing fees), except for underwriting discounts or commissions, brokers' fees and the fees and disbursements of Grantee's counsel related thereto. The foregoing notwithstanding, if, at the time of any request by Grantee for registration of Option Shares as provided above, Issuer is in registration with respect to an underwritten public offering by Issuer of shares of Common Stock, and if in the good faith judgment of the managing underwriter or managing underwriters, or, if none, the sole underwriter or underwriters, of such offering the offer and sale of the Option Shares would interfere with the successful marketing of the shares of Common Stock offered by Issuer, the number of Option Shares otherwise to be covered in the registration statement contemplated hereby may be reduced; provided, however, that after any such required reduction the number of Option Shares to be included in such offering for the account of the Holder shall constitute at least 25% of the total number of shares to be sold by Holder and Issuer in the aggregate; and provided further, however, that if such reduction occurs, then Issuer shall file a registration statement for the balance as promptly as practicable thereafter as to which no reduction pursuant to this Section 6 shall be permitted or occur and the Holder shall thereafter be entitled to one additional registration and the 12 month period referred to in the first sentence of this section shall be increased to 24 months. Each such Holder shall provide all information reasonably requested by Issuer for inclusion in any registration statement to be filed hereunder. If requested by any such Holder in connection with such registration, Issuer shall become a party to any underwriting agreement relating to the sale of such shares, but only to the extent of obligating itself in respect of representations, warranties, indemnities and other agreements customarily included in such underwriting agreements for Issuer. Upon receiving any request under this Section 6 from any Holder, Issuer agrees to send a copy thereof to any other person known to Issuer to be entitled to registration rights under this Section 6, in each case by promptly mailing the same, postage prepaid, to the address of record of the persons entitled to receive such copies. Notwithstanding anything to the contrary contained herein, in no event shall the number of registrations that Issuer is obligated to effect be increased by reason of the fact that there shall be more than one Holder as a result of any assignment or division of this Agreement.

         7.(a) At any time after the occurrence of a Repurchase Event (as defined below) (i) at the request of the Holder, delivered prior to an Exercise Termination Event (or such later period as provided in Section 10), Issuer (or any successor thereto) shall repurchase the Option from the Holder at a price (the "Option Repurchase Price") equal to the amount by which (A) the market/offer price (as defined below) exceeds (B) the Option Price, multiplied by the number of shares for which this Option may then be exercised and (ii) at the request of the owner of Option Shares from time to time (the "Owner"), delivered prior to an Exercise Termination Event (or such later period as provided in Section 10), Issuer (or any successor thereto) shall repurchase such number of the Option Shares from the Owner as the Owner shall designate at a price (the "Option Share Repurchase Price") equal to the market/offer price multiplied by the number of Option Shares so designated. The term "market/offer price" shall mean the highest of (i) the highest price per share of Common Stock paid by any person that acquires beneficial ownership of 50% or more of the then outstanding Common Stock, (ii) the price per share of Common Stock to be paid by any third party pursuant to an agreement with Issuer entered into after the date hereof and prior to the date the Holder gives notice of the required repurchase of this Option or the Owner gives notice of the required repurchase of Option Shares, as the case may be,
(iii) the highest closing price for shares of Common Stock within the six-month period immediately preceding the date the Holder gives notice of the required repurchase of this Option or the Owner gives notice of the required repurchase of Option Shares, as the case may be, or (iv) in the event of a sale of all or any substantial part of the Issuer's or Issuer's Subsidiary's assets or deposits, the sum of the net price paid in such sale of such assets or deposits and the current market value of the remaining net assets of Issuer or Issuer Subsidiary as determined by a nationally recognized investment banking firm selected by the Holder or the Owner, as the case may be, and reasonably acceptable to Issuer, divided by the number of shares of Common Stock of Issuer outstanding at the time of such sale on a fully-diluted basis. In determining the market/offer price, the value of consideration other than cash shall be determined by a nationally recognized investment banking firm selected by the Holder or Owner, as the case may be, and reasonably acceptable to Issuer.

                  (b) The Holder and the Owner, as the case may be, may exercise its right to require Issuer to repurchase the Option and any Option Shares pursuant to this Section 7 by surrendering for such purpose to Issuer, at its principal office, a copy of this Agreement or certificates for Option Shares, as applicable, accompanied by a written notice or notices stating that the Holder or the Owner, as the case may be, elects to require Issuer to repurchase this Option and/or the Option Shares in accordance with the provisions of this
Section 7. As promptly as practicable, and in any event within five business days after the surrender of the Option and/or certificates representing Option Shares and the receipt of such notice or notices relating thereto, Issuer shall deliver or cause to be delivered to the Holder the Option Repurchase Price and/or to the Owner the Option Share Repurchase Price therefor or the portion thereof that Issuer is not then prohibited under applicable law, regulation and administrative policy from so delivering.

                  (c) To the extent that Issuer is prohibited under applicable law or regulation, or as a consequence of administrative policy, from repurchasing the Option and/or the Option Shares in full, Issuer shall immediately so notify the Holder and/or the Owner and thereafter deliver or cause to be delivered, from time to time, to the Holder and/or the Owner, as appropriate, the portion of the Option Repurchase Price and the Option Share Repurchase Price, respectively, that it is no longer prohibited from delivering, within five business days after the date on which Issuer is no longer so prohibited; provided, however, that if Issuer at any time after delivery of a notice of repurchase pursuant to paragraph (b) of this Section 7 is prohibited under applicable law or regulation, or as a consequence of administrative policy, from delivering to the Holder and/or the Owner, as appropriate, the Option Repurchase Price and the Option Share Repurchase Price, respectively, in full (and Issuer hereby undertakes to use its reasonable best efforts to obtain all required regulatory and legal approvals and to file any required notices as promptly as practicable in order to accomplish such repurchase), the Holder or Owner may revoke its notice of repurchase of the Option and/or Option Shares whether in whole or to the extent of the prohibition, whereupon, in the latter case, Issuer shall promptly (i) deliver to the Holder and/or the Owner, as appropriate, that portion of the Option Repurchase Price and/or the Option Share Repurchase Price that Issuer is not prohibited from delivering; and (ii) deliver, as appropriate, either (A) to the Holder, a new Agreement evidencing the right of the Holder to purchase that number of shares of Common Stock obtained by multiplying the number of shares of Common Stock for which the surrendered Agreement was exercisable at the time of delivery of the notice of repurchase by a fraction, the numerator of which is the Option Repurchase Price less the portion thereof theretofore delivered to the Holder and the denominator of which is the Option Repurchase Price and/or
(B) to the Owner, a certificate for the Option Shares it is then so prohibited from repurchasing. If an Exercise Termination Event shall have occurred prior to the date of the notice by Issuer described in the first sentence of this subsection (c), or shall be scheduled to occur at any time before the expiration of a period ending on the thirtieth day after such date, the Holder shall nonetheless have the right to exercise the Option until the expiration of such 30-day period.

                  (d) For purposes of this Section 7, a "Repurchase Event" shall be deemed to have occurred upon the occurrence of any of the following events or transactions after the date hereof:

                           (i) the acquisition by any person (other than Grantee
or any Grantee Subsidiary) of beneficial ownership of 50% or more of the then outstanding Common Stock; or

                           (ii) the consummation of any Acquisition Transaction.

         8.(a) In the event that prior to an Exercise Termination Event, Issuer shall enter into an agreement (i) to consolidate with or merge into any person, other than Grantee or a Grantee Subsidiary, or engage in a plan of exchange with any person, other than Grantee or a Grantee Subsidiary and Issuer shall not be the continuing or surviving corporation of such consolidation or merger or the acquirer in such plan of exchange, (ii) to permit any person, other than Grantee or a Grantee Subsidiary, to merge into Issuer or be acquired by Issuer in a plan of exchange and Issuer shall be the continuing or surviving or acquiring corporation, but, in connection with such merger or plan of exchange, the then outstanding shares of Common Stock shall be changed into or exchanged for stock or other securities of any other person or cash or any other property or the then outstanding shares of Common Stock shall after such merger or plan of exchange represent less than 50% of the outstanding shares and share equivalents of the merged or acquiring company, or (iii) to sell or otherwise transfer all or substantially all of its or the Issuer Subsidiary's assets or deposits to any person, other than Grantee or a Grantee Subsidiary, then, and in each such case, the agreement governing such transaction shall make proper provision so that the Option shall, upon the consummation of any such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option (the "Substitute Option"), at the election of the Holder, of either (x) the Acquiring Corporation (as hereinafter defined), or
(y) any person that controls the Acquiring Corporation.

                  (b) The following terms have the meanings indicated:

                           (i) "Acquiring Corporation" shall mean (i) the
continuing or surviving person of a consolidation or merger with Issuer (if other than Issuer), (ii) the acquiring person in a plan of exchange in which Issuer is acquired, (iii) the Issuer in a merger or plan of exchange in which Issuer is the continuing or surviving or acquiring person, and (iv) the transferee of all or substantially all of Issuer's assets or deposits (or the assets or deposits of the Issuer Subsidiary).

                           (ii) "Substitute Common Stock" shall mean the common
stock issued by the issuer of the Substitute Option upon exercise of the Substitute Option.

                           (iii) "Assigned Value" shall mean the market/offer
price, as defined in Section 7.

                           (iv) "Average Price" shall mean the average closing
price of a share of the Substitute Common Stock for one year immediately preceding the consolidation, merger or sale in question, but in no event higher than the closing price of the shares of Substitute Common Stock on the day preceding such consolidation, merger or sale; provided that if Issuer is the issuer of the Substitute Option, the Average Price shall be computed with respect to a share of common stock issued by the person merging into Issuer or by any company which controls or is controlled by such person, as the Holder may elect.

                  (c) The Substitute Option shall have the same terms as the Option, provided that if the terms of the Substitute Option cannot, for legal reasons, be the same as the Option, such terms shall be as similar as possible and in no event less advantageous to the Holder. The issuer of the Substitute Option shall also enter into an agreement with the then Holder or Holders of the Substitute Option in substantially the same form as this Agreement (after giving effect for such purpose to the provisions of Section 9), which agreement shall be applicable to the Substitute Option.

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





                  (d) The Substitute Option shall be exercisable for such number of shares of Substitute Common Stock as is equal to the Assigned Value multiplied by the number of shares of Common Stock for which the Option was exercisable immediately prior to the event described in the first sentence of
Section 8(a), divided by the Average Price. The exercise price of the Substitute Option per share of Substitute Common Stock shall then be equal to the Option Price multiplied by a fraction, the numerator of which shall be the number of shares of Common Stock for which the Option was exercisable immediately prior to the event described in the first sentence of Section 8(a) and the denominator of which shall be the number of shares of Substitute Common Stock for which the Substitute Option is exercisable.

                  (e) In no event, pursuant to any of the foregoing paragraphs, shall the Substitute Option be exercisable for more than 19.9% of the shares of Substitute Common Stock outstanding prior to exercise of the Substitute Option. In the event that the Substitute Option would be exercisable for more than the maximum number of the shares of Substitute Common Stock permitted by the preceding sentence but for this clause (e), the issuer of the Substitute Option (the "Substitute Option Issuer") shall make a cash payment to Holder equal to the excess of (i) the value of the Substitute Option without giving effect to the limitation in this clause (e) over (ii) the value of the Substitute Option after giving effect to the limitation in this clause (e). This difference in value shall be determined by a nationally recognized investment banking firm selected by the Holder and reasonably acceptable to the Issuer.

                  (f) Issuer shall not enter into any transaction described in subsection (a) of this Section 8 unless the Acquiring Corporation and any person that controls the Acquiring Corporation assume in writing all the obligations of Issuer hereunder.

         9.(a) At the request of the holder of the Substitute Option (the "Substitute Option Holder"), the Substitute Option Issuer shall repurchase the Substitute Option from the Substitute Option Holder at a price (the "Substitute Option Repurchase Price") equal to the amount by which (i) the Highest Closing Price (as hereinafter defined) exceeds (ii) the exercise price of the Substitute Option, multiplied by the number of shares of Substitute Common Stock for which the Substitute Option may then be exercised, and at the request of the owner (the "Substitute Share Owner") of shares of Substitute Common Stock (the "Substitute Shares"), the Substitute Option Issuer shall repurchase the Substitute Shares at a price (the "Substitute Share Repurchase Price") equal to the Highest Closing Price multiplied by the number of Substitute Shares so designated. The term "Highest Closing Price" shall mean the highest closing price for shares of Substitute Common Stock within the six-month period immediately preceding the date the Substitute Option Holder gives notice of the required repurchase of the Substitute Option or the Substitute Share Owner gives notices of the required repurchase of Substitute Shares, as applicable.

                  (b) The Substitute Option Holder and the Substitute Share Owner, as the case may be, may exercise its respective rights to require the Substitute Option Issuer to repurchase the Substitute Option and any Substitute Shares pursuant to this Section 9 by surrendering for such purpose to the Substitute Option Issuer, at its principal office, the agreement for such Substitute Option (or in the absence of such an agreement, a copy of this Agreement) and/or certificates for Substitute Shares accompanied by a written notice or notices stating that the Substitute Option Holder or the Substitute Share Owner, as the case may be, elects to require the Substitute Option Issuer to repurchase the Substitute Option and/or the Substitute Shares in accordance with the provisions of this Section 9. As promptly as practicable, and in any event within five business days after the surrender of the Substitute Option and/or certificates representing Substitute Shares and the receipt of such notice or notices relating thereto, the Substitute Option Issuer shall deliver or cause to be delivered to the Substitute Option Holder the Substitute Option Repurchase Price and/or to the Substitute Share Owner the Substitute Share Repurchase Price therefor or the portion thereof which the Substitute Option Issuer is not then prohibited under applicable law, regulation and administrative policy from so delivering.

                  (c) To the extent that the Substitute Option Issuer is prohibited under applicable law or regulation, or as a consequence of administrative policy, from repurchasing the Substitute Option and/or the Substitute Shares in full, the Substitute Option Issuer shall immediately so notify the Substitute Option Holder and/or the Substitute Share Owner and thereafter deliver or cause to be delivered, from time to time, to the Substitute Option Holder and/or the Substitute Share Owner, as appropriate, the portion of the Substitute Option Repurchase Price and/or the Substitute Share Repurchase Price, respectively, which it is no longer prohibited from delivering, within five business days after the date on which the Substitute Option Issuer is no longer so prohibited; provided, however, that if the Substitute Option Issuer is at any time after delivery of a notice of repurchase pursuant to paragraph (b) of this Section 9 is prohibited under applicable law or regulation, or as a consequence of administrative policy, from delivering to the Substitute Option Holder and/or the Substitute Share Owner, as appropriate, the Substitute Option Repurchase Price and the Substitute Share Repurchase Price, respectively, in full (and the Substitute Option Issuer hereby undertakes to use its reasonable best efforts to obtain all required regulatory and legal approvals and to file any required notices as promptly as practicable in order to accomplish such repurchase), the Substitute Option Holder and/or Substitute Share Owner may revoke its notice of repurchase of the Substitute Option or Substitute Shares either in whole or to the extent of the prohibition, whereupon, in the latter case, the Substitute Option Issuer shall promptly (i) deliver to the Substitute Option Holder or the Substitute Share Owner, as appropriate, that portion of the Substitute Option Repurchase Price or the Substitute Share Repurchase Price that the Substitute Option Issuer is not prohibited from delivering; and (ii) deliver, as appropriate, either (A) to the Substitute Option Holder, a new Substitute Option evidencing the right of the Substitute Option Holder to purchase that number of shares of the Substitute Common Stock obtained by multiplying the number of shares of Substitute Common Stock for which the surrendered Substitute Option was exercisable at the time of delivery of the notice of repurchase by a fraction, the numerator of which is the Substitute Option Repurchase Price less the portion thereof theretofore delivered to the Substitute Option Holder and the denominator of which is the Substitute Option Repurchase Price and/or (B) to the Substitute Share Owner, a certificate for the Substitute Option Shares it is then so prohibited from repurchasing. If an Exercise Termination Event shall have occurred prior to the date of the notice by the Substitute Option Issuer described in the first sentence of this subsection (c), or shall be scheduled to occur at any time before the expiration of a period ending on the thirtieth day after such date, the Substitute Option Holder shall nevertheless have the right to exercise the Substitute Option until the expiration of such 30-day period.

         10. The 30-day, 6-month, 12-month, 18-month or 24-month periods of exercise of certain rights under Sections 2, 6, 7, and 9 shall be extended: (i) to the extent necessary to obtain all regulatory approvals for the exercise of such rights (for so long as the Holder, Owner, Substitute Option Holder or Substitute Share Owner, as the case may be, is using commercially reasonable efforts to obtain such regulatory approvals), and for the expiration of all statutory waiting periods; (ii) during the pendency of any temporary restraining order, injunction or other legal bar to exercise of such rights; and (iii) to the extent necessary to avoid liability under Section 16(b) of the 1934 Act by reason of such exercise.

         11. Issuer hereby represents and warrants to Grantee as follows:

                  (a) Issuer has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Issuer Board on the date hereof and no other corporate proceedings on the part of Issuer are necessary to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been duly and validly executed and delivered by Issuer.

                  (b) Issuer has taken all necessary corporate action to authorize and reserve and to permit it to issue, and at all times from the date hereof through the termination of this Agreement in accordance with its terms will have reserved for issuance, upon the exercise of the Option, that number of shares of Common Stock equal to the maximum number of shares of Common Stock at any time and from time to time issuable hereunder, and all such shares, upon issuance pursuant thereto, will be duly authorized, validly issued, fully paid, nonassessable, and will be delivered free and clear of all claims, liens, encumbrances and security interests and not subject to any preemptive rights.

         12. Neither of the parties hereto may assign any of its rights or obligations under this Agreement or the Option created hereunder to any other person without the express written consent of the other party, except that in the event a Subsequent Triggering Event shall have occurred prior to an Exercise Termination Event, Grantee, subject to the express provisions hereof, may assign in whole or in part its rights and obligations hereunder following the date of such Subsequent Triggering Event; provided, however, that until the date 15 days following the date on which the Federal Reserve Board has approved an application by Grantee to acquire the shares of Common Stock subject to the Option, Grantee may not assign its rights under the Option except in (i) a widely dispersed public distribution, (ii) a private placement in which no one party acquires the right to purchase in excess of 2% of the voting shares of Issuer, (iii) an assignment to a single party (e.g., a broker or investment banker) for the sole purpose of conducting a widely dispersed public distribution on Grantee's behalf or (iv) any other manner approved by the Federal Reserve Board.

         13. Each of Grantee and Issuer will use its reasonable best efforts to make all filings with, and to obtain consents of, all third parties and governmental authorities necessary to the consummation of the transactions contemplated by this Agreement, including, without limitation, applying to the Federal Reserve Board under the BHCA for approval to acquire the shares issuable hereunder.

         14. The parties hereto acknowledge that damages would be an inadequate remedy for a breach of this Agreement by either party hereto and that the obligations of the parties hereto shall be enforceable by either party hereto through injunctive or other equitable relief. In connection therewith both parties waive the posting of any bond or similar requirement.

         15. If any term, provision, covenant or restriction contained in this Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that the Holder is not permitted to acquire, or Issuer is not permitted to repurchase pursuant to Section 7, the full number of shares of Common Stock provided in Section 1(a) hereof (as adjusted pursuant to Section 1(b) or Section 5 hereof), it is the express intention of Issuer to allow the Holder to acquire or to require Issuer to repurchase such lesser number of shares as may be permissible, without any amendment or modification hereof.

         16. All notices, requests, claims, demands and other communications hereunder shall be deemed to have been duly given when delivered in person, by fax, telecopy, or by registered or certified mail (postage prepaid, return receipt requested) at the respective addresses of the parties set forth in the Merger Agreement.

         17. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania, without regard to the conflict of law principles thereof.

         18. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

         19. Except as otherwise expressly provided herein, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

         20. Except as otherwise expressly provided herein or in the Merger Agreement, this Agreement contains the entire agreement between the parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings in respect thereof, written or oral. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assignees. Nothing in this Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors except as assignees, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

         21. Capitalized terms used in this Agreement and not defined herein shall have the meanings assigned thereto in the Merger Agreement.




                    [SIGNATURES CONTAINED ON FOLLOWING PAGE]

         IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its officers thereunto duly authorized, all as of the date first above written.


REGENT BANCSHARES CORP.



By: /S/ ROBERT B. GOLDSTEIN
    ------------------------------------------------
Name:  Robert B. Goldstein
Title:  President and Chief Executive Officer


JEFFBANKS, INC.



By: /S/ BETSY Z. COHEN
    ------------------------------------------------
Name:  Betsy Z. Cohen
Title:  Chairman and Chief Executive Officer